U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No 1
Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

IDAHO GENERAL MINES, INC.
(Name of Small Business Issuer in its charter)

State of Idaho	**91-0232000**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10 N. Post St., Suite 610	
Spokane, WA	**99201**
(Address of principal executive offices)	(Zip Code)

(Issuer's telephone number, including area code)	**((509) 838-1212**

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered: registered:

Name of each exchange on which each class is   to be

 N/A

N/A

Securities registered under Section 12(g) of the Act:

Common Stock
(Title of class)

ITEM 1.   DESCRIPTION OF BUSINESS

History

Idaho General Mines, Inc., an Idaho Corporation (the "Company"), was incorporated in 1925 as General Mines Corporation. The Company was formed for the purpose of acquiring, exploring and, if warranted, developing mineral resource properties, primarily precious and associated base metals.

The Company currently owns two properties located in Shoshone County, Idaho. Neither property contains any known proven or probable reserves and there is no assurance that a commercially viable mineral deposit exists on either of the properties. Further exploration of the properties will be required before a final evaluation as to the economic and legal feasibility is determined. The Company does not intend to conduct further mineral exploration on either property. The properties are being held for the value of their timber. The Company has not conducted any mineral exploration activities for a number of years. The Company has been dormant except for occasional timber harvesting.

Due to increased prices for gold and silver and a more favorable climate for financing mineral exploration companies, in 2003 the Board of Directors decided to engage in mineral exploration. It is the Company's intention to engage in the business of acquiring, exploring, and developing mineral properties, primarily those containing gold, silver and associated base metals. (see 'Plan of Operation").

Environmental Matters

The Company owns and has owned mineral property interests on certain public and private lands in Shoshone County, Idaho. The Company's mineral property holdings include lands contained in mining districts that have been designated as "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters. The Company believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company. The Company's management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities associated with its properties in the future, and that the amount and nature of any liabilities the Company may be held responsible for is impossible to estimate.

Risk Factors

The Company's business is subject to numerous risk factors, including the following:

No Revenue and Minimal Assets

The Company has had no revenues or earnings from operations. The Company has no significant assets or financial resources. As a mineral exploration company, the Company will sustain operating expenses without corresponding revenues. This will result in the Company incurring net operating losses that will increase continuously until the Company can bring a property into production or lease, joint venture or sell any property it may acquire.

Risks Inherent in the Mining Industry

Mineral exploration and development is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The operations of the Company are also indirectly subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include insufficient ore reserves, fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; labor disputes; geological problems; failure of pit walls or dams; force majeure events; and the risk of injury to persons, property or the environment.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probably reserves and mineralization, including many factors beyond the control of the Company. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Fluctuations in the Market Price of Minerals

The profitability of mining operations is directly related to the market price of the metals being mined. The market price of base and precious metals such as copper, gold and silver fluctuate widely and is affected by numerous factors beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors. If the market prices of the mineral commodities the Company plans to explore decline, this will have a negative effect on the availability of financing for the Company.

The volatility in metals prices is illustrated by the following table, which sets forth, for the periods indicated, the yearly high and low prices in U.S. dollars per ounce for silver and gold and the high and low yearly average prices for copper in U.S. dollars per pound.

Year	Silver Price Per Ounce		Copper Price Per Pound	
	High	Low	High	Low
1996	$5.79	$4.67	$1.17	$0.91
1997	$6.39	$4.18	$1.14	$0.87
1998	$7.09	$4.80	$0.85	$0.65
1999	$5.71	$4.93	$0.83	$0.62
2000	$5.36	$4.61	$0.91	$0.75
2001	$4.80	$4.07	$0.82	$0.60
2002	$5.15	$4.30	$0.76	$0.65
2003	$5.95	$3.34	$1.04	$0.68

Year	Gold Price Per Ounce	
	High	Low
1996	$415.80	$367.40
1997	$359.60	$283.00
1998	$313.15	$273.40
1999	$325.50	$252.80
2000	$312.70	$263.80
2001	$293.25	$255.95
2002	$326.40	$277.55
2003	$410.00	$329.45

Environmental Risks

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the Company (or to other companies in the minerals industry) at a reasonable price. To the extent that the Company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Our Exploration Programs Will Probably Not Result in a Commercial Mining Operation

Mineral exploration and development involve significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. The Company does not have any properties on which it intends to conduct exploration. If the exploration programs on any properties which the Company may acquire do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our explored properties.

We May Not Have Sufficient Funds To Complete Further Exploration Programs

We have limited financial resources, do not generate operating revenue, and must finance our exploration activity by other means. We do not know whether additional funding will be available for further exploration of our projects. If we fail to obtain additional financing, we will have to delay or cancel further exploration of properties we may acquire, and we could lose all of our interest in our properties.

We Would Need Additional Funds To Develop Any Mineral Deposits For Commercial Production

If our exploration programs successfully locate an economic ore body, additional funds will be required to place it into commercial production. Substantial expenditures would be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

Factors Beyond Our Control May Determine Whether Any Mineral Deposits We Discover Are Sufficiently Economic To Be Developed Into A Mine

The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include market fluctuations for precious metals, the proximity and capacity of natural resource markets and processing equipment, and government regulations as to governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Our Resource Calculations Rely On Estimates That Cannot Be Confirmed Until The Ore Is Mined

In carrying on our mineral exploration activities, and making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the ore mineralization and corresponding ore grades on our properties. Until ore is actually mined and processed, ore mineralization and ore grade must be considered as estimates only. Any material changes in ore mineralization estimates and ore grades will affect the economic viability of the placing of a property into production and a property's return on capital.

Properties May Be Subject To Uncertain Title

The ownership and validity, or title, of unpatented mining claims are often uncertain and may be contested. A successful claim contesting our title to a property will cause us to lose our rights to mine that property. This could result in our not being compensated for our prior expenditures relating to the property.

Mineral Exploration And Mining Activities Require Compliance With A Broad Range Of Law And Regulation Violation Of Which Can Be Costly

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining, production, experts, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety. In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offense under such legislation.

Land Reclamation Requirements For Our Exploration Properties May Be Burdensome

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

We Face Industry Competition In The Acquisition Of Mining Properties And The Recruitment And Retention Of Qualified Personnel

We compete with other mineral exploration and mining companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

Some Of Our Directors And Officers May Have Conflicts Of Interest As A Result Of Their Involvement With Other Natural Resource Companies

Some of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

Permitting

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental protection permits, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine or mines.

Employees

The Company has no paid employees. None of the Company's executive officers are employed on a salaried basis by the Company. Management services are provided on an "as-needed" basis without compensation. The Company relies upon the services of consultants to provide financial and geologic assistance. The Company has in the past, and intends in the future, to compensate consultants in whole, or in part, through grants of common stock or options to acquire common stock.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company. In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.

Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically reevaluated at that time.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

The Company intends to engage in the exploration, development and if warranted, the mining of properties containing silver, gold and associated precious and base metals. The Company does not now have an interest in any properties on which it intends to conduct mineral exploration. The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934. The Company's market maker has applied for and received approval to list the Company on the NASDAQ supervised OTC Bulletin Board contingent upon the staff of the SEC having no further comments on this registration. The Company believes that listing on the OTCBB will facilitate the Company's efforts to obtain additional equity financing.

The Company has adequate financial resources to meet its financial obligations for the next 12 months but will need to raise additional capital in order to aggressively search for and acquire interests in properties. The Company intends to raise approximately $500,000 - $800,000 from a private placement of its common stock. The proceeds from the offering will be utilized to fund the Company's search for properties with mineral exploration potential. If the Company is able to successfully complete the private placement it intends to increase its activity level through the employment of consultants to assist it in its search for suitable exploration and development properties. The Company is currently in the process of identifying and evaluating mineral properties which may be available for option, lease or purchase or joint venture. At the date hereof the Company is not in negotiation with anyone to acquire an interest in any properties.

The Company does not anticipate a significant change in the number of employees during the next 12 months. However, contingent upon the successful completion its financing effort the Company may hire a financial officer and an operations manager. The Company intends to rely primarily upon the use of outside consultants to provide services to the Company. These plans could change depending upon the success of the Company's contemplated private placement and the timing and nature of the acquisition of mineral exploration properties.

ITEM 3.   DESCRIPTION OF PROPERTY

The Chicago-London Property

The Chicago-London property consists of six patented mining claims covering 121.3 acres located adjacent to Thompson Falls highway 6.5 miles east of Murray, Idaho. The patented claim block, Mineral Survey No. 2130, is located in Sections 12 and 13, Township 49 North, Range 5 East of the Boise Meridian and Section 18, Township 49 North, Range 6 East of the Boise Meridian. The Property is surrounded by Idaho Panhandle National Forest lands which are undeveloped except for the paved forest highway and remains of historic mining activities. The property, which lies on the West side of Paragon Gulch, consists of steep partially forested hillsides with occasional rock outcrops and talus slopes An unmaintained forest road leaves the forest highway and traverses the property generally following the bottom of Paragon Gulch. It is approximately 0.25 miles from the highway to the lower boundary of the patented claims. Payment of county taxes is the only requirement to maintain title. There are no planned future costs to be expensed on this property except the yearly taxes which are less than $1,000 to keep title to the property. Power can be supplied to the property from the nearby grid at the adjacent highway.

Mineralization on the property consists of a single Northwest trending vein from two to five feet in width that occurs in the Upper Prichard Formation of the Precambrian Belt Series. A single ore chute 5 feet in mining width and 200 feet long was mined. Approximately 30,000 tons of silver-lead-zinc ore was minedfrom this ore chute. The total development includes 3,500 feet of cross cuts, tunnels and other workings resulting in approximately 8,000 tons of mine waste. Ore grades averaged 12% lead, 14% zinc, 5oz Ag/ton, and trace gold. The ore chute was not developed below the No. 5 level but is 8-10 feet in mining thickness and 140' long at the No. 5 level. These showings at the No. 5 level are not sufficiently attractive to warrant further exploration at this time. At present metals prices, the Chicago-London Property contains no known proven or probable mineral reserves or measured mineralization and no proposed program of exploration is planned.

Idaho General Mines, Inc. management's current assessment is that the value of the property rests with the marketable timber only.

See idahogen10sba1sec001.jpg

The Little Pine Creek Property

The Little Pine Creek Property consists of deeded land totaling approximately 103.9 acres located 1 mile east of the town of Pinehurst, Idaho in the little Pine Creek Drainage. It is located in Section 8, Township 48 North, Range 2 East of the Boise meridian. The property is bordered on the north and east by the Page property of ASARCO Inc., on the north and west by private land and the city of Pinehurst and on the south of the United States Bureau of Land Management. The property to the north, east and south is essentially undeveloped and managed for timber production. The northwest corner of the property abuts the city of Pinehurst. The property lies on the south hillside and creek bottom of Little Pine Creek. The land consists of forested hillsides that have been recently selectively logged. Access is by a private road that runs from Pinehurst through the property on the north side of Little Pine Creek to a culvert creek crossing just east of the General mine waste dump. A narrow hillside road accesses the western part of the property. Payment of county taxes is the only requirement to maintain title. There are no planned future costs to be expensed on this property except the yearly taxes which are less than $1,000/year to keep title to the property. Power can be supplied to the property from the nearby grid in Pinehurst.

Mineralization on the property is associated with an east-west trending steeply dipping fault termed the Spring Fault. The ore occurs in the Middle Prichard formation shales of the Precambrian Belt Series. Gold mineralization occurs in 31 quartz-carbonate filled gash fracture veins ranging from 1 inch to 5 feet in mining width and of less than 40 ft length which transect a 30 ft wide diabase porphyry dike that parallels the Spring fault. The quartz carbonate fractures occur over a length of 1200 feet of the diabase dike. While individual vein quartz assays are up to .5 oz Au/Ton, the assay of all of the quartz material and all of the dike material is approximately .02 oz Au/ton. At a gold price of $400/oz, the total dike material is not commercial and does not present an attractive exploration opportunity. The attractiveness of the property could change if the gold price changes markedly. The Little Pine Creek Property contains no known proven or probable mineral reserves or measured resources. There are no plans to pursue exploration on the Little Pine Creek property at this time.

Idaho General Mines, Inc. management's current assessment is that the value of the property rests with the marketable timber only.

See idahogen10sba1sec002.jpg

Environmental Matters

The Company's mineral property holdings include lands contained in mining districts that have been designated as "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). The Company is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company. The Company's management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities associated with its properties in the future, and that the amount and nature of any liabilities the Company may be held responsible for is impossible to estimate.

During the fall of 2003 the Company retained W.C. Rust, Consulting Metallurgist to conduct a property environmental investigation of the Chicago London and Little Pine Creek Properties. The investigation consisted of a review of deemed relevant documents and a visual site inspection.

The investigation of Chicago London revealed no potential for adverse environmental effects other than approximately 8,000 tons of mine waste rocks. These were identified only insofar as they contain metals with a potential for adverse environmental effects. No evidence was observed that there had been any significant adverse environmental effects from the mine waste rock piles. At little Pine Creek the investigation revealed no potential for adverse environmental effects other than the General Mine Waste Dump and portal water discharge. The approximately 8,500 tons of mine waste rock was identified only insofar as it contains metals with a potential for adverse environmental effects. The portal was identified because it may contain dissolved minerals.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners

The following table sets forth information regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities at March 1, 2004.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Common	Robert L. and Mary K. Russell P.O. Box 298 Kellogg, Idaho 83837	473,664	13.51%

(1)   Based on 3,505,469 shares outstanding

(b) Security Ownership of Management

The following table sets forth certain information as of March 1, 2004 regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Common	Robert L. Russell	473,664 shares (2) 100,000 vested options	13.51%
Common	John B. Benjamin	53,000 shares 100,000 vested options	1.51%
Common	Norman A. Radford	20,000 shares 100,000 vested options	.57%
Common	Gene W. Pierson	16,000 shares 100,000 vested options	.46%
Common	R. David Russell	20,000 shares 100,000 vested options	.57%
Common	Richard Nanna	5,000 shares 100,000 vested options	.14%
Common	Glenn M. Dobbs	5,000 shares 100,000 vested options	.14%
Common	Total of all executive officers and directors (7 individuals)	592,664 shares 700,000 vested options	16.9%

(1) Based on 3,505,469 shares outstanding
(2) Includes shares owned of record by Mr. Russell's spouse

(c) Changes in Control

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information is provided as of March 1, 2004 with respect to each executive officer and director of the Company:

Executive Officers and Directors

Name	Age	Office with the Company
Robert L. Russell	70	Director since 1967, President, Treasurer 1979 – 1980 and 1984 to present
John B. Benjamin	74	Director since 1974
Gene W. Pierson	66	Director since 2002
Norman A. Radford.	71	Director since 2002
David Russell	47	Director since 2002
Richard Nanna	54	Director since 2003
Glenn M. Dobbs	60	Director since 2003

Robert L. Russell, a Professional Engineer, has been a director of the Company since 1967 and President and Treasurer of the Company from 1979 to 1980 and since 1984. Since September 1998, Mr. Russell has provided mining management consulting services through his consulting company, R.L. Russell Associates. Mr. Russell held positions with Exxon Minerals from 1976 to 1984 and Freeport McMoRan Copper and Gold, where he served as Vice President of Mining from 1988 to 1995. Mr. Russell acted as General Manager of Freeport's Indonesian operations, which has become the largest gold mine in the world. From 1995 to 1998 Mr. Russell was employed by Zambia Consolidated Copper Mines, most recently as General Manager of the Nchanga Division. In that position Mr. Russell was responsible for all functions of two operating mines and several metallurgical facilities. Under Mr. Russell, the Nchanga Division had 8,700 employees and produced 150,000 tons of copper and 3,500 tons (about 12% of the world's supply) of cobalt per year. Mr. Russell is a director of Mines Management, Inc. (MNMM:OTCBB).

John B. Benjamin has been a director of the Company since 1974. Mr. Benjamin has been retired since 1989. Prior to that time, Mr. Benjamin was employed from 1987 to 1989 by Dames & Moore, a Denver, Colorado based Engineering Company as a Field Sampling and Air/Water Monitoring Coordinator Assistant for The Bunker Hill Superfund Remedial Investigation and Feasibility Study. Before joining Dames & Moore, Mr. Benjamin was employed by the Bunker Hill Company for approximately 27 years.

Gene W. Pierson, a Mining Engineer has been a Director of the Company since 2002. Mr. Pierson graduated from the University of Texas, El Paso with a Bachelor of Science degree. Since 1999 Mr. Pierson has been a self-employed consultant for mining companies in mineral economics and management. From 1989 to 1999 Mr. Pierson was employed by Hecla Mining Company (NYSE) as a senior Analyst performing research and analytical work with management, engineering, metallurgical, geology, accounting and financial staff. Mr. Pierson is a member of the Society of Mining Engineers and the Mineral Economics & Management Society.

Norman A. Radford, a Mining Engineer, has been a Director of the Company since 2002. Mr. Radford graduated from the University of Idaho with a Bachelor of Science degree. For more than the past five years, Mr. Radford has been the manager of the Mineral Museum in Wallace, Idaho. Prior to that time, from 1982 to 1985, Mr. Radford was employed by Coeur d'Alene Mines Corp. as a Consulting Geologist performing full time consulting to the Chairman of the Board. From 1965 to 1982, Mr. Radford was employed by The Bunker Hill Co. as a Senior Mine Geologist. Mr. Radford is a Registered Professional Geologist and a member of the American Institute of Mining Engineers.

Mr. Richard F. Nanna is Vice President Exploration for Apollo Gold Corporation. He is responsible for managing all aspects of exploration and geology for the two major operating gold mines of Apollo Gold Corporation as well as all exploration for new properties. Apollo is currently producing about 200,000 ounces gold per year with objectives of growing substantially above this level. Currently Apollo Gold Corporation is exploring the Black Fox mine near Timmins, Ontario that is now considered to be a significant discovery of new gold resources. Mr. Nanna was Vice President of Exploration for Getchell Gold Mines in Nevada from 1994 to 1999 where he was responsible for discovering over 18 million ounces of gold. This property is being further developed by Placer Dome Gold. He attended the University of Akron (1972 to 1978) where he received a BS and MS degree in geology. He has been an instructor in undergraduate geological studies at that institution. He is experienced in working with investment bankers as well as in the area of acquisition, valuation and sales of mineral properties for the various companies for which he has worked.

Mr. R. David Russell has been the President & CEO/Director of the Canadian gold company Apollo Gold Corporation since 2002 which is listed on the Toronto stock exchange under the symbol (APG:TSX) and American Stock Exchange under the symbol (AGT:AMEX). In 1999 Mr. Russell founded Nevoro Gold which was subsequently merged with Apollo Gold. From 1994 to 1999 Mr. Russell was Vice President and Chief Operating Officer for Getchell Gold, a Nevada gold producer. At Getchell, Mr. Russell oversaw the Getchell open pit as well as the development of two underground mechanized gold mines and a complex pressure oxidation mill for gold ore processing. Prior to Getchell, Mr. Russell was General Manager U.S. operations for

LAC Minerals and after their acquisition, Barrick Gold. His responsibilities included operations at various mines in the western U.S. including the Bullfrog mine in Nevada; the Richmond Hill Mine located near Lead, South Dakota; the Ortiz Project near Santa Fe, New Mexico; and the Coliseum reclamation project in California. Prior to LAC/Barrick, Mr. Russell was Manager Underground Mining for Independence Mining in Nevada, Project Manager for Hecla Mining in Idaho, Manager of the Lincoln Project in California for FMC/Meridian Gold / US Energy and Mine Manager for ASARCO in Idaho and Colorado. Mr. Russell is a BS Mining Engineering graduate from Montana Tech. R. David Russell is Robert L. Russell's son.

Glenn Dobbs has broad experience in international finance, investment banking, natural resource financing and as a business development consultant. Mr. Dobbs was the founder of the Alpha Commodities Fund in 1976, founder and Board Chairman of First American Bank in 1978, Dallas regional manager for Monex International, founder of the InterGold (Hedge) Fund in 1996, and a former member of the Washington State House of Representatives. Mr. Dobbs has written and lectured extensively on precious metals sector investing, resource development and financing. Mr. Dobbs Since 2003 Mr. Dobbs has been the President, Chairman and a Director of Mines Management, Inc.

Board Committees

The Company does not have a Audit, Disclosure or Nominating committee. The entire board performs the functions of the Audit, Disclosure and Nominating Committees.

Robert L. Russell, John B. Benjamin, Gene W. Pierson, Norman A. Radford, David Russell, Richard Nanna and Glenn M. Dobbs, comprising the entire Board of Directors, performs the functions of the Audit Committee; recommends a firm of independent certified public accountants to audit the annual financial statements; discusses with the auditors and approves in advance the scope of the audit; reviews with the independent auditors their independence, the financial statements and their audit report; reviews management's administration of the system of internal accounting controls; and reviews the Company's procedures relating to business ethics. The Company does not currently have a written audit committee charter. Messrs Benjamin, Pierson, Radford, David Russell, Richard Nanna and Glenn M. Dobbs are deemed to be independent directors as that term is defined in Rule 4200(a)(14) of the NASD's listing standards.

The Board of Directors has adopted a pre approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor's independence.

Code of Ethics

The Company has adopted a Code of Ethics for its President, Chief Executive Officer and Senior Financial Officers.

ITEM 6. EXECUTIVE COMPENSATION

Executive Compensation.

Mr. Robert L. Russell, the President and sole executive officer of the Company, historically has not been compensated for serving in such position. However, as described in the above "Plan of Operations" section in Part I, Item 2, a private placement is planned. Should sufficient funds be raised through this private placement, Mr. Russell reserves the right to draw a salary as an employee. As with the other employees mentioned in this plan of operations, Mr. Russell may be compensated with grants of common stock in lieu of cash compensation. Directors and the corporate secretary and assistant secretary receive a stock grants of 5,000 shares of restricted common stock for each meeting attended. Directors receive reimbursement for out of pocket costs incurred .

Director Compensation For Last Fiscal Year

During the fiscal year ended December 31, 2003 each of the Company's directors was awarded stock options and Grants as set forth in the following table.

Grantee	Number of Shares Granted	Option/Grant	Option Price	Option Period	Expiration
Robert L. Russell	100,000 10,000	Options Grants	$0.11	5 years	December 18, 2008
John B. Benjamin	100,000 10,000	Options Grants	$0.11	5 years	December 18, 203
Norman A. Radford	100,000 10,000	Options Grants	$0.11	5 years	December 18, 2003
Gene W. Pierson	100,000 10,000	Options Grants	$0.11	5 years	December 18, 2003
R. David Russell	100,000 10,000	Options Grants	$0.11	5 years	December 18, 2003
Richard Nanna	100,000 5,000	Options Grants	$0.11	5 years	December 18, 2003
Glenn M. Dobbs	100,000 5,000	Options Grants	$0.11	5 years	December 18, 2003
Total	700,000 60,000	Options Grants			

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant's Common Stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.   DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 25,000,000 shares of its $ 0.10 par value Common Stock. At March 1, 2004, there were 3,505,469 shares issued and outstanding held by approximately 800 shareholders of record. All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend and other rights. Owners of shares of Common Stock are entitled to one vote for each share of Common Stock owned at any Shareholders' meeting. Holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders. Except for stock options which may be issued pursuant to the Company's Stock Option Plan, there are no conversion, preemptive, or other subscription rights or privileges with respect to any shares. The Common Stock of the Company does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors. There are no provisions in the Company's articles of incorporation of by-laws that would delay, defer or prevent a change in control.

Stock Option Plan

The Board of Directors has adopted a Stock Option Plan. The purpose of the Plan is to give the Company greater ability to attract, retain, and motivate its officers, key employees, directors and consultants; and is intended to provide the Company with the ability to provide incentives more directly linked to the success of the Company's business and increases in Shareholder value.

The Plan provides for both incentive stock options (ISOs) (pursuant to Internal Revenue code § 422) and Nonqualified Stock Options (NSOs). In general, ISOs have more favorable tax consequences to employees. Assuming that option shares are held for the requisite period, employees will be taxed at the capital gain rates on exercise of an ISO, rather than the ordinary income tax rates, plus employment taxes, on exercise of a NSOs. In addition, the time at which taxes must be paid on exercise of an ISO is deferred until sale of the underlying shares, resulting in further time-based savings if such shares are not sold. On the other hand, NSOs have some tax benefits to the corporation, in the form of a tax deduction to the corporation at the time of exercise by the employee, but the corporation does have withholding tax obligations for NSOs and shares in employment taxes. The following is a non-exhaustive list of some of the characteristics of ISOs and NSOs:

ISOs:
- Eligible: only employees
- Additional Limits: must be granted pursuant to an option plan, which must be approved by the shareholders within 12 months of adoption
- Exercise Price must be at least fair market value ("FMV") (110% of FMV if employee owns more than 10% of corporation)
- Termination of Employment: exercise must be within 3 months of termination of employment
- Option Term: cannot exceed 10 years (5 years if employee owns more than 10% of the corporation)
- Restrictions on Amounts for Vesting: not more than $100,000 of stock can vest in any calendar year (determined at the date of grant)
- Holding: if stock is sold within 1 year of exercise of 2 years of date of grant, option will be taxed much like a NSO

NSOs:
- Eligible: employees and certain non-employees (e.g., consultants/advisors)
- Exercise Price: can be more than, less than or equal to FMV (although discounted options may have adverse accounting consequences)

In addition to meeting the requirements of the Internal Revenue Code as an incentive stock option, the stock option plan also meets the requirements of rule 16(b)-3 of the Securities and Exchange Commission. Officers and directors of a corporation that has adopted an employee stock option plan that meets the requirements of Rule 16(b)-3 may undertake transactions pursuant to the plan without having to be concerned about short-swing profit liability under Section 16(b) of the Exchange Act of 1934.

The plan provides that it shall be approved by the shareholders of the Company within 12 months after the date the plan is adopted by the board of directors. Although shareholder approval of the plan is not required under the Idaho Business Corporation Act, it is required under Section 422 of the Internal Revenue Code of 1986.

Options are exercisable for a maximum of fifteen (15) years (ten years in the case of an Incentive Stock Option). Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant. The option price for the Non-Qualified Stock Options is the lowest allowable price under applicable law.

The maximum number of shares available for issue upon the exercise of all stock option plans adopted by the Company shall not exceed 3,000,000 shares.

Dividends

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Common Stock of the Company is traded in the over the counter market on the NASDAQ supervised Bulletin Board under the symbol "IGMI". The following table shows the high and low bid prices for the Common Stock for each quarter since January 1, 2002. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2002:		
First Quarter	no bid	no bid
Second Quarter	no bid	no bid
Third Quarter	$0.001	$0.001
Fourth Quarter	$0.001	$0.001
2003:		
First Quarter	$0.001	$0.001
Second Quarter	no bid	no bid
Third Quarter	no bid	no bid
Fourth Quarter	no bid	no bid

Holders

As of March 1, 2004 there were approximately 800 shareholders of record of the Company's common stock.

Dividends

The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	-0-	N/A	-0-
Equity compensation plans not approved by shareholders	-0-(1)	N/A	3,000,000(2)
Total	-0-		3,000,000

(1) There are currently 1,150,000 options which have been issued as equity compensation outside of the Company's equity compensation plan.

(2) The Company's 2003 Stock Option Plan will be, but has not yet been, submitted to the shareholders for approval. Options may be granted but not exercised until receipt of shareholder approval.

ITEM 2.   LEGAL PROCEEDINGS

Neither the Company nor its property is a party to or the subject of any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and subsequent interim period, the principal accountant had not resigned (or declined to stand for re-election) or was dismissed.

In addition, the Company's principal accountant had no disagreements with the Company on any matter of Financial Reporting Policies and Procedures.

ITEM 4.   **RECENT SALES OF UNREGISTERED SECURITIES**

In November 2001 the Board of Directors authorized the issuance of an aggregate of 240,000 shares of Common Stock to eight individuals as consideration for past services rendered as directors, officers or service providers to the Company. The stock grants were in lieu of any other consideration received by the individuals and were issued in 2002. In 2002 the Company issued an aggregate of 45,000 shares of Common Stock to six individuals as consideration for service as officers or directors of the Company. In 2003 the Company issued an aggregate of 80,000 shares of Common Stock to nine individuals as consideration for service as officers or directors of the Company.

All of the above shares were issued pursuant to a Section 4(2) and Regulation D, Rule 506 exemptions from registration under the Securities Act of 1933. Each person to whom shares were granted was accredited or sophisticated investor. Each of the certificates issued in connection with the above offerings contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

> *"The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required."*

ITEM 5.   **INDEMNIFICATION OF DIRECTORS AND OFFICERS**

Although the Company's Articles of Incorporation and By Laws do not address the subject of indemnification, The Idaho Business Corporations Act Sections 30-1-850 through 30-1-859, permits the Company to indemnify its officers and directors against liabilities they incur in such positions. Pursuant to the Idaho Business Corporations Act, both permissible and mandatory indemnification is provided for officers and directors of the Company.

Permissive Indemnification

(1)   Except as otherwise provided by law, a corporation may indemnify an individual who is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal (a "Proceeding") because he is a director against liability incurred in the proceeding if:
    (a)   (i)   He conducted himself in good faith; and
         (ii)   He reasonably believed:
            (A)   In the case of conduct in his official capacity, that his conduct was in the best interest of the corporation, and
            (B)   In all cases, that his conduct was at least not opposed to the best interests of the corporation; and
         (iii)   In the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or
    (b)   He engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation, as authorized by section 30-1-202(2)(e), Idaho Code.
(2)   A director's conduct with respect to an employee plan for a purpose he reasonably believed to be in the best interests of the participants in, and the beneficiaries of, the plan is conduct that satisfies the requirement of subsection (1)(a)(ii)(B) above.

(3)   The termination of a proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the relevant standard of conduct described in this section.

(4)   Unless ordered by a court under section 30-1-854(1)(c), Idaho Code, a corporation may not indemnify a director:

         (a)   In connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under subsection (1) of this section; or

         (b)   In connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Mandatory Indemnification.

A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.



DeCORIA,
MAICHEL
& TEAGUE
A PROFESSIONAL SERVICES FIRM

Report of Independent Certified Public Accountants

Board of Directors
Idaho General Mines, Inc.

We have audited the accompanying balance sheets of Idaho General Mines, Inc. ("the Company") as of December 31, 2003 and 2002, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Idaho General Mines, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

DeCoria, Maichel & Teague P.S.

Spokane, Washington
February 25, 2004

IDAHO GENERAL MINES, INC.
TABLE OF CONTENTS

Idaho General Mines, Inc.
Balance Sheets
December 31, 2003 and 2002

ASSETS

	2003	2002
Current assets:		
Cash and cash equivalents	$ 7,433	$ 12,369
Marketable securities	138,519	128,066
Total current assets	145,952	140,435
Mining claims and land	81,451	81,451
Total assets	$ 227,403	$ 221,886

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
Current liabilities:		
Related party advance	$ 35,000	-
Total current liabilities	35,000	-
Contingency (Note 7)		
Stockholders' equity:		
Common stock, $0.10 par value; 25,000,000 shares authorized; 3,505,469 and 3,425,469 shares issued and outstanding	350,547	$ 342,547
Additional paid-in capital	132,482	120,982
Accumulated deficit	(301,633)	(232,722)
Accumulated other comprehensive income (loss)	11,007	(8,921)
Total stockholders' equity	192,403	221,886
Total liabilities and stockholders' equity	$ 227,403	$ 221,886

The accompanying notes are an integral part of these financial statements.

1

Idaho General Mines, Inc.
Statements of Operations
For the years ended December 31, 2003 and 2002

	2003	2002
Operating expenses:		
General and administrative expense	$ 27,572	$ 7,326
Professional fees	22,843	
Directors' fees paid with common stock	8,000	18,525
Management and administrative fees paid with		
common stock purchase options	11,500	
Total operating expenses	69,915	25,851
Other income:		
Interest and dividend income	5,395	5,470
Realized gain (loss) on marketable securities	(4,391)	235
Total other income	1,004	5,705
Net loss	$ 68,911	$ 20,146
Other comprehensive income (loss)		
Unrealized gains (losses) on marketable securities	$ 11,007	$ (6,553)
Comprehensive income (loss)	$ (57,904)	$ (26,699)
Net loss per common share	$ (0.01)	$ (0.01)
Weighted average common		
shares outstanding-basic	3,437,579	3,304,852

The accompanying notes are an integral part of these financial statements.

Idaho General Mines, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2003 and 2002

	Shares	Amount	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
Balance, December 31, 2001	3,140,469	$ 314,047	$ 130,957	$ (2,368)	$ (212,576)	$ 230,060
Issuance of common stock for directors' fees	285,000	28,500	(9,975)			18,525
Unrealized losses on marketable securities				(6,553)		(6,553)
Net loss					(20,146)	(20,146)
Balance, December 31, 2002	3,425,469	342,547	120,982	(8,921)	(232,722)	221,886
Issuance of common stock for directors' fees	80,000	8,000				8,000
Issuance of common stock purchase options for management and administrative fees			11,500			11,500
Unrealized gains on marketable securities				19,928		19,928
Net loss					(68,911)	(68,911)
Balance, December 31, 2003	3,505,469	$ 350,547	$ 132,482	$ 11,007	$ (301,633)	$ 192,403

The accompanying notes are an integral part of these financial statements.

Idaho General Mines, Inc.
Statements of Cash Flows
For the years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$ (68,911)	$ (20,146)
Adjustments to reconcile net loss to net cash used by operating activities:		
Directors' fees paid by issuing common stock	8,000	18,525
Management and administrative fees paid with common stock purchase options	11,500	
Unrealized gain (loss) on marketable securities	4,392	(235)
Net cash used by operating activities	(45,019)	(1,856)
Cash flows from investing activities:		
Purchase of securities		(136,987)
Cash provided by sale of marketable equity securities	5,083	105,000
Net cash provided (used) by investing activities	5,083	(31,987)
Cash flows from financing activities:		
Proceeds from related party advance	35,000	-
Net cash provided by financing activities	35,000	-
Net change in cash	(4,936)	(33,843)
Cash, beginning of year	12,369	46,212
Cash, end of year	$ 7,433	$ 12,369
Supplemental disclosures of cash flow information:		
Non-cash investing activities:		
Change in fair value adjustment for securities held for sale	$ 19,928	$ (6,553)

The accompanying notes are an integral part of these financial statements.

Idaho General Mines, Inc.
Notes to Financial Statements

1.   **Description of Business**

Idaho General Mines, Inc. ("the Company") is an Idaho corporation originally incorporated as General Mines Corporation on November 23, 1925. In 1966 the Company amended its articles of incorporation to change its name to "Idaho General Petroleum and Mines Corporation," and amended its articles again in 1967 changing its name to Idaho General Mines, Inc. The Company's historic activities have principally consisted of the exploration for non-ferrous and, precious metals, in and around Shoshone County, Idaho. In recent years, however, the Company's business has been confined to periodic timber sales from its mining property holdings and other general and administrative activities.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.   **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At December 31, 2003 and 2002, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision, as it had no taxable income for the years then ended.

Reclassifications

Certain reclassifications have been made to the 2002 financial statements in order to conform to the 2003 presentation. These reclassifications have no effect on net loss, total assets or stockholders' equity as previously reported.

Fair Values of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, and marketable securities, and related party advances, approximated their fair values as of December 31, 2003 and 2002.

Cash Equivalents

Highly liquid short-term investments with a remaining maturity when purchased of three months or less are classified as cash equivalents.

Idaho General Mines, Inc.
Notes to Financial Statements

2.   **Summary of Significant Accounting Policies, Continued:**

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements, for all entities with complex capital structures. At December 31, 2003 and 2002, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

Investments

Marketable securities are categorized as available-for-sale and carried at quoted market value. Investments in securities of privately held entities are quoted at their estimated fair value. Realized gains and losses on the sale of securities are recognized on a specific identification basis. Unrealized gains and losses are included as a component of accumulated other comprehensive income or loss, net of related deferred income taxes, if applicable, unless a permanent impairment in value has occurred, which is then charged to operations.

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires the disclosure of comprehensive income, which includes net income (loss), and unrealized gains and losses on marketable securities classified as available-for-sale.

Mining Claims and Land

Costs of acquiring and developing mineral properties are capitalized by the project area. Exploration and related costs and costs to maintain mineral rights and leases are expensed as incurred. When a property reaches the production stage, the related capitalized costs are amortized using the units-of-production method on the basis of periodic estimates of ore reserves. Mineral properties are periodically assessed for impairment of value, and any subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations.

Reclamation and Remediation

The Company's operations have been and are subject to standards for mine reclamation that have been established by various governmental agencies. Environmental costs relating to properties put into production are estimated based primarily upon environmental and regulatory requirements, and are accrued and charged to expense over the expected economic life of the operation using the units-of-production method. The liability for reclamation is classified as current or long-term based on the expected timing of the expenditures.

The Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Such costs are based on management's estimate of amounts expected to be incurred when the remediation work is performed.

Idaho General Mines, Inc.
Notes to Financial Statements

2.   **Summary of Significant Accounting Policies, Continued:**

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and as amended by SFAS No. 148, requires companies to recognize stock-based expense based on the estimated fair value of employee stock options. Alternatively, SFAS No. 123 allows companies to retain the current approach set forth in APB Opinion 25, "Accounting for Stock Issued to Employees," provided that expanded footnote disclosure is presented. The Company has not adopted the fair value method of accounting for stock-based compensation under SFAS No. 123, but provides the pro forma disclosure required when appropriate.

New Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Statements No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." This statement culminates the current requirements that gains and losses on debt extinguishment must be classified as extraordinary items in the income statement. Instead, such gains and losses will be classified as extraordinary items only if they are deemed to be unusual and infrequent, in accordance with the current GAAP criteria for extraordinary classifications. In addition, SFAS No. 145 eliminates an inconsistency in lease accounting by requiring that modifications of capital leases that result in reclassification as operating leases be accounted for consistent with sales-leaseback accounting rules. The statement also contains other nonsubstantive corrections to authoritative accounting literature. The rescission of SFAS No. 4 is effective in fiscal years beginning after May 15, 2002. The amendment and technical corrections of SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for financial statements issued on or after May 15, 2002. SFAS No. 145 has no impact on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 has no impact on the Company's financial statements.

In August 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." SFAS No. 147 removes acquisitions of financial institutions from the scope of SFAS No. 72 and FASB Interpretation No. 9, and requires that those transactions be accounted for in accordance with SFAS No. 141 and SFAS No. 142. In addition, SFAS No. 147 amends SFAS No. 144, to include in its scope long-term customer-relationship intangible assets of financial institutions. The provisions of SFAS No. 147 are generally effective October 1, 2002. SFAS No. 147 has no impact on the Company's financial statements.

Idaho General Mines, Inc.
Notes to Financial Statements

2. **Summary of Significant Accounting Policies, Continued:**

New Accounting Pronouncements, Continued:

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." SFAS No. 147 has no impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting for Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 clarifies the requirements for a guarantor's accounting for and disclosure of certain guarantees issued and outstanding. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation also incorporates without reconsideration the guidance in FASB Interpretation No. 34, which is being superseded. The adoption of FIN 45 has no material effect on the Company's financial statements.

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. EITF 00-21 will not have an impact upon initial adoption and is not expected to have a material impact on the Company's results of operations, financial position and cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this Statement amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123, which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation is effective for financial statements for fiscal years ending after December 15, 2002. The amendment to SFAS No. 123 relating to disclosures and the amendment to Opinion 28 is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Management does not intend to adopt the fair value accounting provisions of SFAS No. 123 and currently believes that the adoption of SFAS No. 148 will not have a material impact on the Company's financial statements.

Idaho General Mines, Inc.
Notes to Financial Statements

2.   **Summary of Significant Accounting Policies, Continued:**

New Accounting Pronouncements, Continued:

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective prospectively for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 will not have an impact upon initial adoption and is not expected to have a material effect on the Company's results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The requirements of SFAS No. 150 become effective for the Company for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has evaluated the impact of SFAS No. 150 to determine the effect it may have on its results of operations, financial position or cash flows and has concluded that the adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

3.   **Income Taxes**

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. The Company has not recorded an income tax provision for the years ended December 31, 2003 and 2002, as it had no taxable income. The Company has net operating loss carryforwards for income tax purposes at December 31, 2003 and 2002, of approximately $276,000 and $207,000, respectively, which will expire through 2023, and an associated deferred tax asset of approximately $110,000 and $83,000, respectively, based upon an combined federal and state 40% marginal income tax rate. The deferred tax assets have been fully reserved for as management believes it is more likely than not that the deferred tax assets will not be utilized.

Idaho General Mines, Inc.
Notes to Financial Statements

4.   **Investments**

The Company accounts for its investments in debt and equity securities in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and reports its investments in available-for-sale securities at their fair value, with unrealized gains and losses excluded from income or loss and included in other comprehensive income or loss. Marketable securities expected to be sold within one year are classified as current assets. At December 31, 2003 and 2002, the Company's investments in marketable securities were as follows:

	2003		2002	
	Market Value	Cost	Market Value	Cost
Classified as current assets:				
Various equity securities	$ 108,583	$ 97,507	$ 97,674	$ 106,982
Federal home loan bank debt				
Security (matures 9/15/03)	29,936	30,005	30,392	30,005
	$ 138,519	$ 127,512	$ 128,066	$ 136,987

At December 31, 2003, the Company had unrealized gains in marketable securities of $11,007 resulting from a change in market value of its marketable securities of $19,928 during 2003, that includes a reclassification adjustment for realized losses from sales of marketable equity securities of $714. At December 31, 2002, the Company had unrealized losses in marketable securities of $8,921.

5.   **Mining Claims and Land**

The Company's mining claims and land consist of approximately 107 acres of fee simple land in the Pine Creek area of Shoshone County, Idaho and six patented mining claims known as the Chicago-London group, located near the town of Murray in Shoshone County, Idaho. The carrying value of these properties at December 31, 2003 and 2002 is as follows:

	2003	2002
Pine Creek land	$ 1,450	$ 1,450
Chicago-London group	80,001	80,001
Total	$ 81,451	$ 81,451

The Company reviews the carrying value of its assets whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value.

6.   **Related Party Advance**

During 2003, Robert L. Russell, the Company's president and a director, advanced $35,000 to the Company to fund its operating activities. The advance was not subject to specific repayment terms and accrued no interest. The advance was repaid in full during the first quarter of 2004.

Idaho General Mines, Inc.
Notes to Financial Statements

7. Contingency

Environmental Matters

The Company owns and has owned mineral property interests on certain public and private lands in Shoshone County, Idaho (see Note 5). The Company's mineral property holdings include lands contained in mining districts that have been designated as "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters. The Company believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company. The Company's management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities associated with its properties in the unforeseeable future, and that the amount and nature of any liabilities the Company may be held responsible for is impossible to estimate.

8. Stockholders' Equity

Common Stock

The Company has one class of $0.10 par value common stock with 25,000,000 shares authorized for issue; and 3,505,469 and 3,425,469 shares issued and outstanding at December 31, 2003 and 2002, respectively.

Common Stock Issued for Directors' Services

During the year ended December 31, 2003, the Company issued 80,000 shares of its unregistered common stock to seven members of the Board of Directors and two officers of the Company, for their attendance at board meetings throughout the year. Directors' fee expense related to the issue was $8,000, based on the fair value of the services rendered and the common stock issued.

2003 Stock Option Plan

In December of 2003, the Company's Board of Directors resolved to create the Idaho General Mines, Inc. 2003 Stock Option Plan ("the Plan"). The purpose of the Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees, directors and consultants of the Company to promote the success of the Company's business. The maximum number of shares of common stock or options to purchase common stock that may be issued pursuant to the Plan is 3,000,000. At December 31, 2003, no shares of the Company's common stock had been issued under the Plan and no stock options had been granted.

Idaho General Mines, Inc.
Notes to Financial Statements

8.   **Stockholders' Equity, Continued:**

Management and Administrative Fees Paid with Common Stock Purchase Options

During December of 2003, the Company issued 1,150,000 common stock purchase options to directors, officers and other related parties as compensation for their services. The options are excercisable at $0.11 per share and expire five years from the date of the grant. In connection with the issue, the Company recorded $11,500, or $0.01 per option in compensation expense based upon management's estimate of the value of the services rendered and the value of the options granted.

9.   **Related Party Transactions**

In addition to the transactions described in Notes 6 and 8, the Company had the following related party transactions:

The Company paid professional service fees of $4,869 and $4,824 during the years ended December 31, 2003 and 2002, respectively, to Michael Branstetter, the Company's legal counsel, the secretary and a director for his legal services rendered.

During the year ended December 31, 2002, the Company issued 285,000 shares of its common stock to five members of the Board of Directors for their services and attendance at Board of Director meetings. These stock awards were recorded as $18,525 of directors' fees expense, based upon the estimated value of the services rendered.

Included in the grant of common stock purchase options (See Note 8) to officers and directors during 2003, were 350,000 common stock purchase options (in the aggregate) granted to Robert L. Russell, the Company's president, and three other members of his immediate family for their management and administrative services.

During 2003, the Company paid $18,000 to Matthew F. Russell, a consultant to the Company and son of Robert L. Russell, for his services provided to the Company.

PART III

ITEM 1.   **INDEX TO EXHIBITS.**

ITEM 2.   **DESCRIPTION OF EXHIBITS.**

Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 3rd day of March, 2004

IDAHO GENERAL MINES, INC.

/s/ Robert L. Russell

By:_____

Robert L. Russell, President

Exhibit (2)(i)(a)

State of Idaho
Department of State

I, F.A. JETER, Secretary of State of the State of Idaho, and legal custodian of the corporation records of the State, do hereby certify that a certified copy of the articles of incorporation of GENERAL MINES CORPORATION duly certified by the Recorder of Kootenai County, to be a true copy of the original articles on file in his office, was filed in this department on the 23rd day of November, A.D. One Thousand Nine Hundred and Twenty-five and is duly recorded in Book A-18 of Domestic Corporations, Records of the State of Idaho, and that the said articles contain the statement of facts required by Section 4696 of Idaho Compiled Statutes, to-wit:

FIRST, The name of the corporation as aforesaid; SECOND, The purpose for which it was formed; THIRD, The place where its principal business is to be transacted; FOURTH, The term for which it is to exist; FIFTH, The number of its directors or trustees; SIXTH, The amount of its capital stock and the number of shares into which it is divided; SEVENTH, The amount of its capital stock actually subscribed and by whom.

AND I FURTHER CERTIFY, That the persons executing the articles and their associates and successors are hereby constituted a body politic and corporate, by the name stated in the articles, for the term of fifty years.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State. Done at Boise City, the Capital of Idaho, this 25 day of November in the year of our Lord one thousand nine hundred and twenty-five, and of the Independence of the United State of America the One Hundred and Fiftieth.

/s/ Secretary of State

ARTICLES OF INCORPORATION
OF GENERAL MINES CORPORATION

FIRST – The name of this Corporation is GENERAL MINES CORPORATION.

SECOND – The nature of the business and the objects and purposes proposed to be transacted, promoted, and carried on, or to do any or all of the things herein mentioned, as fully and to the same extent as natural persons might or could do, and in any part of the world, viz.:

I.   To locate, take, own, lease, lease and bond, buy, sell, option, mortgage or otherwise acquire or dispose of mining claims, mines, mining rights, mineral deposits and generally deal in mines and minerals in any part of the United States and all foreign countries; also to mine, mill, reduce, smelt, and prepare for market, gold, silver, copper, lead, zinc and other ores, minerals, and metallic compounds; also to carry on quartz, placer and lode mining of all kinds.

II.   To construct, purchase, or otherwise acquire, maintain and operate flumes, water works, ditches, and irrigation plants for mining and other purposes; also to construct, lease, acquire, purchase, sell, operate and maintain electric light and power plants and hydraulic plants.

III.   To construct buildings, warehouses, mills, reduction plants, and all other kinds of buildings and plants incident to any of the powers enumerated in these articles.

IV.   To buy, sell, lease and generally deal in all kinds of lands, timber, lumber, poles, and city and farm property.

V.   To buy, sell, and generally deal in, store, carry and transport all kinds of goods, wares, merchandise, provisions and supplies, machinery and equipment.

VI.   To carry on a general engineering business, and particularly for the inspection and examination and reporting on mines and mining properties; to inspect, engineer, and report on all kinds of railroads, highways, oil lands, and various other productive operations, to take options thereon, develop the same, and deal in such properties and engineering works; to develop, acquire, buy, sell, and operate oil and oil lands, including the erection and maintenance and operation of oil refineries; to build bridges, to plat townships, and dedicate roads and highways therein, and to construct and operate private railroads.

VII.   To buy, sell, hold, assign, transfer, pledge and otherwise deal in and dispose of stocks, bonds, debentures, and other evidences of capital stock and indebtedness of other corporations, and while the holder thereof to exercise all the rights and privileges of ownership, including the right to vote stock, not otherwise prohibited by law.

VIII.   To borrow money and issue negotiable paper as evidencing such indebtedness for the purpose of securing funds for corporate purposes, and to secure the payment of such negotiable paper or other evidences of indebtedness by mortgage, bonds, deed of trust, or otherwise upon the whole or any part of the Company's property.

IX.   To organize, reorganize and finance, wholly or in part, any corporation, association, joint stock company, co-partnership, group of trustees, enterprise or developments, within or without the State of Idaho.

X. To take, own, hold, deal in, mortgage or otherwise give liens against, and to lease, sell, exchange, transfer, or in any manner whatever to dispose of real property, within or without the State of Idaho, wherever situated.

XI. To enter into, make or perform contracts of every kind for any lawful purpose with any person, firm, association or corporation, municipality, body politic, county territory, State, government or colony or dependency thereof.

XII. To have one or more offices, conduct its business and promote its objects within and without the State of Idaho, in other States, the territories, colonies and dependencies of the United States, and in foreign countries, without restriction as to place or amount, but subject to the laws of such State, district, territory, colony, dependency or country.

XIII. To do any or all of the things herein set forth to the same extent as natural persons might or could do and in any part of the world, as principals, agents, contractors, trustee, or otherwise, and either alone or in company with others.

XIV. In general to carry on any other business in connection therewith, not forbidden by the laws of the State of Idaho, and with all the powers conferred upon corporations by the laws of the State of Idaho.

XV. It is the intention that each of the objects, purposes and powers specified in each of the paragraphs of this article of this Certificate of Incorporation shall, except where otherwise specified, be nowise limited or restricted by reference to or inference from the terms of any other paragraph or of any other article in this Certificate of Incorporation, but that the objects, purposes, and powers shall not be construed to restrict in any manner the general terms and powers of this Corporation, nor shall the expression of any thing be deemed to exclude another, although it be of like nature.

THIRD – Its principle office in the State of Idaho is to be located at Main Street in the City of Worley, County of Kootenai. The agent in charge thereof is Christopher Roholt.

FOURTH – The existence of this Corporation is to be for a period of fifty (50) years.

FIFTH – subject to the provisions of the Corporation Laws in the State of Idaho, the number of Directors of the Corporation shall be determined as provided in the By-laws.

I. The Directors shall have power to make and to alter or amend the By-laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchises of this Corporation.

II. With the consent in writing of, or pursuant to a vote of, the holders of a majority of the capital stock issued, outstanding, and having voting power, the Directors shall have full authority to dispose, in any manner of the whole property, including the corporate franchise, good will, and other intangible property of the Corporation, upon such terms and conditions as they deem expedient and for the best interest of the Corporation.

III. The By-laws, or resolution of the Directors passed in pursuance thereof, shall determine whether and to what extend the accounts and books of this Corporation, or any of them, other than the stock ledger, shall be pen to the inspection of the stockholders; and no stockholder shall have any right to inspect any account, or book, or document of this Corporation, except as conferred by law of the State of Idaho, or the By-laws of this Corporation, or by resolution of the stockholders or Directors.

IV. The stockholders and Directors shall have power to hold their meetings and keep the books, except the original or duplicate stock ledger, documents and papers of this Corporation outside of the State of Idaho, and to have one or more offices within or without the State of Idaho, at such places as may be from time to time designated by the By-laws or by resolution of the stockholders of Directors, except as otherwise required by the laws of Idaho.

V. The Directors, by a suitable By-law or by resolution passed by a majority of the whole membership of the Board, may designate two or more of their number to constitute an executive committee, which committee shall have all the powers provided in such By-laws or resolution.

VI. Subject to the provisions of the statutes of Idaho, the Corporation may, through appropriate By-law provisions, confer powers upon the Board of Directors in addition to the powers expressly conferred upon it by law and this Certificate of Incorporation.

VII. The Corporation reserves the right to amend, alter, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the Statutes of Idaho, and all rights and powers conferred on Directors and stockholders herein are granted subject to this reservation.

SIXTH – The amount of the total authorized capital stock of this Corporation is One Hundred Thousand Dollars ($100,000.00) divided into Two Million (2,000,000) shares of five cents ($.05) par value each.

SEVENTH – The names and places of residence of each of the original subscribers to the capital stock and the number of shares subjected by each are as follows:

E.A. Gabryel, 415 Chamber of Commerce, Spokane, WA - 1,000,000 shares
H.G. Loop, 402 Empire State Building, Spokane, WA - 990,000 shares
Christopher Roholt, Worley, Idaho - 10,000 shares

We, the undersigned, for the purpose of forming a Corporation under the laws of the State of Idaho, do make, file and record this Certificate, and do certify that the facts herein stated are true, and do respectively agree to take the number of shares of stock hereinbefore set forth opposite our respective names; and we have accordingly hereunto set our hands and seals.

/s/ E.A. Gabryel
/s/ H.G. Loop
/s/ Christopher Roholt

Dated at Spokane, Washington, November 14, 1925

/s/ E.A. Gabryel
/s/ H.G. Loop
/s/ Christopher Roholt

In presence of /s/ E. I. Fisher

State of Washington   )
) ss.
County of Spokane   )

BE IT REMEMBERED, that on this fourteenth day of November A.D. 1925, personally appeared before me E. I. Fisher, a Notary Public, E.A. Gabryel, H.G. Loop, and Christopher Roholt parties to the foregoing Certificate of Incorporation, known to me personally to be such, and I having first made known to them and each of them the contents of said Certificate, they did each severally acknowledge that they signed, sealed and delivered the same as their voluntary act and deed, and each deposed that the facts therein stated were truly set forth.

        Given under my hand and seal of office the day and year aforesaid.
                                /e/ E.I. Fisher, Notary Public

State of Idaho   )
) ss.
County of Kootenai

        I, C.O. Sowder, County Recorder in and for the County and State aforesaid, do hereby certify the within and foregoing to be a full, true and correct copy of the whole thereof, of Articles of Incorporation of General Mines Corporation as the same appears of record in my office.
        In testimony where I have hereunto set my hand and affixed my official seal this 20th day of November, 1925.

                        /s/ C.O. Sowder
                        County Recorder, Kootenai County, Idaho

Exhibit (2)(i)(b)

State of Idaho
Department of State

CERTIFICATE OF AMENDMENT OF
ARTICLES OF INCORPORATION

I, FRED E. LUKENS, Secretary of the State of Idaho, and legal custodian of the corporation records of the State of Idaho, do hereby certify that the GENERAL MINES CORORATION, a corporation organized and existing under and by virtue of the laws of the State of Idaho, filed in this office on the 20th day of December, 1930, original articles of amendment, as provided by Sections 33 and 34 of Chapter 262 of the 1929 Session Laws of the State of Idaho, amending Article VII, and that the said articles of amendment contain the statement of facts required by law, and are recorded in Book A-24 of Records of Domestic Corporations of the State of Idaho.

I THEREFORE FURTHER CERTIFY, that Article VII of articles of incorporation of the General Mines Corporation is amended.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State. Done at Boise City, the Capital of Idaho, this twentieth day of December, in the year of our Lord one thousand nine hundred and thirty, and of the Independence of the United States of America the One Hundred and Fifty-fifth.

Secretary of State

ARTICLES OF AMENDMENT OF THE ARTICLES OF INCORPORATION OF THE GENERAL MINES CORPORATION AS SIGNED ON THE 14TH DAY OF NOVEMBER, 1925. AND FILED IN THE OFFICE OF THE COUNTY RECORDED OF KOOTENAI COUNTY, IDAHO, ON THE 20TH DAY OF NOVEMBER, 1925.

STATE OF IDAHO   )
) ss.
County of Kootenai   )

     We hereby certify that at a regular annual meeting of the stockholders of the General Mines Corporation, held at the office of the company at its principal place of business in Kootenai County, State of Idaho, on the 2nd day of December, A.D. 1930, pursuant to notice given to the stockholders in the following manner, to-wit: by mailing to each of the stockholders of said corporation at his address as the same appears upon the records of the company, at least ten days prior to the date of such meeting, in a securely sealed envelope with the postage prepaid thereon, a written notice, stating the objects of said meeting and the time and place when and where it would be held, and also by publishing a similar notice in the Coeur d'Alene Press, a newspaper of general circulation printed in Kootenai County, Idaho, for two successive weeks next preceding the date of such meeting, the following question was submitted to the stockholders for their action:

     RESOLVED by the stockholders of the General Mines Corporation, a corporation organized under the laws of the State of Idaho, duly assembled in stockholders meeting at the principal place of business of said corporation in Kootenai County, Idaho, that the Articles of Incorporation of said General Mines Corporation be amended as follows:

     That Article VII of the Articles of Incorporation of the General Mines Corporation, bearing date of the 14th day of November, 1925, and filed for record in the office of the County Recorder of Kootenai County, Idaho, on the 20th day of November, 1925, be amended to read as follows:

     To buy, sell, hold, assign, transfer, pledge and otherwise deal in and dispose of stock, bonds, debentures and other evidences of capital stock and indebtedness of other corporations and while the holder to exercise al the right and privileges of ownership, including the right to vote stock not otherwise prohibited by law, and subject to the provisions of the law this corporation may purchase or otherwise acquire, hold, sell, transfer, re-issue, mortgage, ledge or hypothecate the shares of its capital stock, but such stock so acquired and held shall not be entitled to vote nor to receive dividends.

     RESOLVED FURTHER, that the President and Secretary be directed to prepare and file all necessary certificates to carry this amendment into effect.

which resolution was adopted by the stockholders, two thirds of all the votes represented by the whole issued and outstanding stock of such corporation being in favor of the adoption of said resolution and voting therefore.

     WITNESS our hands and the seal of said corporation, this the 5th day of December, A.D. 1930.

                 /s/ H.G. Loop
                 /s/ E.I. Fisher

STATE OF WASHINGTON   )
) ss.
County of Spokane   )

H.G. Loop and E.I. Fisher, being each duly sworn, on his oath says: That is the President and/or Secretary respectively of the General Mines Corporation, and that he has read the foregoing certificate, and knows the contents thereof, and that the facts therein stated and set forth are true.

/s/ H.G. Loop

/s/ E.I. Fisher

Subscribed and sworn to before me this 6th day of December, A.D., 1930.

/s/ L.G. Wrather, Notary Public in and for the State of Washington

Exhibit (2)(i)(c)

STATE OF IDAHO
DEPARTMENT OF STATE

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

I, EDSON H. DEAL, Secretary of State of the State of Idaho, and legal custodian of the corporation records of the State of Idaho, do hereby certify that the IDAHO GENERAL PETROLEUM AND MINES CORPORATION, a corporation organized and existing under and by virtue of the laws of the State of Idaho, filed in this office on the 22nd day of March, 1967, original articles of amendment, as provided by Sections 30-146 & 30-147, Idaho Code, making Class B stock non-assessable and changing the corporate name to IDAHO GENERAL MINES, INC. and that the said articles of amendment contain the statement of facts required by law and will be recorded on microfilm of Record of Domestic Corporations of the State of Idaho.

That the Articles of Incorporation have been amended accordingly.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State. Done at Boise City, the Capital of Idaho, this 22nd day of March, A.D., 1967.

Secretary of State.

CERTIFICATE OF AMENDMENT
TO ARTICLES OF INCORPORATION

We, the undersigned President and Secretary, respectively, of IDAHO GENERAL PETROLEUM AND MINES CORPORATION, do hereby certify as follows:

That the Idaho General Petroleum and Mines Corporation is a corporation duly organized and existing under and by virtue of the laws of the State of Idaho; that the Articles of Incorporation of said corporation were filed in the office of the Secretary of State on the twenty-third day of November, 1925; that amended Articles of Incorporation were filed in the office of the Secretary of State on the twentieth day of December, 1930, and that amended Articles of Incorporation were filed in the office of the Secretary of State on the ninth day of June, 1966.

That a special meeting of the stockholders of said corporation was duly and regularly noticed and held at the office of the company in 401 Great Western Building, Spokane, Washington, on the 18th day of March, 1967, at 12:00 o'clock, p.m. (PST) of said day, for the purpose of considering and acting upon an amendment to the Charter to change the corporate name and to change the Class B capital stock of said corporation to make said shares non-assessable, among other things; that at the time of said meeting the total number of shares of stock in said corporation entitled to vote was _____ shares; that at said meeting, the following resolution was voted upon and adopted by the shareholders owning more than two-thirds of the voting power of said corporation, being all the stockholders present in person and by proxy and entitled to vote, to-wit:

BE IT RESOLVED: That the Articles of Incorporation of IDAHO GENERAL PETROLEUM AND MINES CORPORATION be amended by amending Article First, which article reads as follows:

"First – The name of this corporation is IDAHO GENERAL PETROLEUM AND MINES CORPORATION."

is hereby amended to read as follows:

"First – The name of this corporation is IDAHO GENERAL MINES, INC."

BE IT FURTHER RESOLVED: That the Articles of Incorporation of IDAHO GENERAL MINES, INC., formerly IDAHO GENERAL PETROLEUM AND MINES CORPORATION, be amended by amending Article Sixth, which article reads as follows:

"Sixth – The amount of the total authorized capital stock of this corporation is

Class A – 1,500,000 shares of non-assessable stock of the par value of $.10 per share;

Class B – 1,500,000 shares of assessable stock of the par value of $.10 per share.

Both classes of stock to have the same rights and voting power and to participate alike in the earnings of the corporation and in the proceeds of sale or liquidation of its assets."

is hereby amended to read as follows:

"Sixth – The amount of the total authorized capital stock of this corporation is

Class A – 1,500,000 shares of non-assessable stock of the par value of $.10 per share;

Class B – 1,500,000 shares of non-assessable stock of the par value of $.10 per share.
Both classes of stock to have the same rights and voting power and to participate alike in the earnings of the corporation and in the proceeds of sale or liquidation of its assets."

BE IT FURTHER RESOLVED: That the proper officers of this corporation be, and they are, hereby authorized to file such papers and perform such other acts as may be necessary to carry said resolution into effect.

IN WITNESS WHEREOF, we, the said President and Secretary have hereunto set our hands this the 18th day of March, 1967.

/s/ Albert M. Nash, President   /s/ Dale Lanphere, Secretary

STATE OF WASHINGTON   )
) ss,
County of Spokane   )
ALBERT M. NASH and DALE LANPHERE, each being duly sworn, deposes and says, each for himself, and not for the other, that they are the President and Secretary, respectively, of the IDAHO GENERAL MINES, INC., formerly IDAHO GENERAL PETROLEUM AND MINES CORPORATION; that the foregoing Certificate of Amendment contains a true and correct statement of the true and correct action taken at the stockholders' meeting mentioned and described in said certificate.

/s/ Albert M. Nash, President   /s/ Dale Lanphere, Secretary

Subscribed and sworn to before me this 18th day of March, 1967.

/s/ Frances M. Westwood, Notary Public

Exhibit (2)(i)(d)

STATE OF IDAHO
DEPARTMENT OF STATE

I, PETE T. CENARRUSA, Secretary of State of the State of Idaho and custodian of the Seal of said, do hereby certify that the annexed is a full, true and complete transcript of articles of amendment to articles of incorporation of IDAHO GENERAL MINES, INC., an Idaho corporation, amending Article IV—extending the corporate existence to perpetual, received and filed in this office on the 7th day of May,1973 as appears of record in this office as f this date.

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State of Idaho.
Done at Boise, Idaho, this 7th day of May, A.D., 1973.

PETE T. CENARRUSA, Secretary of State

/s/ K. Long, Corporation Clerk

CERTIFICATE OF AMENDMENT
TO ARTICLES OF INCORPORATION

We, the undersigned President and Secretary, respectively, of Idaho General Mines, Inc., hereby certify as follows:

That Idaho General Mines, Inc. is a corporation duly organized and existing under and by virtue of the laws of the State of Idaho; that the Articles of Incorporation of said corporation were filed in the office of the Secretary of State on the 23rd day of November, 1925; that a Certificate of Amendment to the Articles of Incorporation was filed in the office of the Secretary of State on the 20th day of December, 1930; that a Certificate of Amendment to the Articles of Incorporation was filed in the office of the Secretary of State on the 9th day of June, 1966, and that a Certificate of Amendment to the Articles of Incorporation was filed in the office of the Secretary of State on the 22nd day of May, 1967.

That a special meeting of the Board of Directors of said corporation was duly and regularly noticed and held on the 17th day of March, 1973, at the office of the corporation in Kellogg, Shoshone County, Idaho, at 10:30 o'clock. A.M., of said day, to consider and act upon amending Article Fourth of the original Articles of Incorporation t change the corporate existence from fifty (50) years to perpetual; that at said meeting four-fifths of the Directors of the corporation were present and believing it will be for the best interests of the stockholders of the corporation that Article Fourth of the original Articles of Incorporation be so changed, set Tuesday, the first day of May, 1973, at one o'clock, P.M., Kellogg time, at Union-Legion Hall, 405 West Park Avenue, in Kellogg, Shoshone County, Idaho, as the time and place for the Board of Directors to meet and finally vote upon the proposed change to be made in the original Articles of Incorporation to extend the existence of the corporation from fifty (50) years to perpetual; that notice of said Special Meeting of the Board of Directors was mailed to each Director and to each stockholder shown on the books of the corporation at his last known mailing address on the 30th day of March, 1973; that said notice stated the intention of the Directors to vote upon such proposed extension and set forth the right of stockholders to object to such proposed extension; that said notice also was published for four consecutive weeks prior to said meeting in the Kellogg-NEWS-Wardner, a weekly newspaper of general circulation in the County f Shoshone, Idaho; that no objection having been received by the corporation or its Directors from any stockholder shown on the records of the corporation, the Directors duly met on said first day of May, 1973, at the time and place specified in said notice and by vote of four-fifths of the Directors of the corporation, being all of the directors present at said meeting, adopted the following resolution:

"BE IT RESOLVED that the Articles of Incorporation of Idaho General Mines, Inc., be amended by changing Article Fourth of the original Articles of Incorporation which reads as follows:

'FOURTH – The existence of this corporation is to be for a period of fifty (50 years'

to read:

'FOURTH – The existence of this corporation is to be perpetual.'

BE IT FURTHER RESOLVED that the proper officers of this corporation be and they are hereby authorized to file such papers and perform such other acts as may be necessary to carry said resolution into effect."

IN WITNESS WHEREOF, we, the President and Secretary, have hereunto set our hands this first day of May, 1973.

/s/ Albert M. Nash, President
/s/ Mary A. Nash, Secretary

Articles of Amendment of Idaho General Mines, Inc. IV-Chg corporate Existence to perpetual

Approved, filed and admitted to the records of Articles of Incorporation of the State of Idaho and certificate issued this 7th day of May, 1973 at 10:04 o'clock a.m.

Pete T. Cenarrusa, Secretary of State
By /s/ K. Long, Corporation Clerk
Filed by Corporation

Exhibit (2)(i)(e)

STATE OF IDAHO
DEPARTMENT OF STATE

CERTIFICATE OF AMENDMENT OF
IDAHO GENERAL MINES, INC.

I, PETE T. CENARRUSA, Secretary of State of the State of Idaho hereby, certify that duplicate originals of Articles of Amendment to the Articles of Incorporation of IDAHO GENERAL MINES, INC. duly signed and verified pursuant to the provisions of the Idaho Business Corporation Act, have been received in this office and are found to conform to law.

ACCORDINGLY and by virtue of the authority vested in me by law, I issue this Certificate of Amendment to the Articles of Incorporation and attach hereto a duplicate original of the Articles of Amendment.

DATED March 18, 1985.

/s/ Pete T. Cenarrusa, Secretary of State
/s/ Lara Flynn, Corporation Clerk

CERTIFICATE AMENDING
ARTICLES OF INCORPORATION
OF
IDAHO GENERAL MINES, INC.

We certify to the following:

1.   A special annual meeting of the shareholders of IDAHO GENERAL MINES, INC., a corporation organized and existing under the laws of the State of Idaho, maintaining its principal place of business at Wallace, Idaho, was held on the 11th day of January, 1985, at the hour of 1:30 p.m. (PST) at the offices of Hull, Hull & Branstetter Chartered, located at 415 Seventh Street in Wallace, Idaho.

2.   Notice of said meeting and its purposes were given, in the time and manner required by law, to each shareholder of said company entitled to vote at said meeting.

3.   At the time of said meeting the capital stock of the company was $300,000 divided into 3,000,000 nonassessable common shares of the par value of $0.l0 per share, all of which were outstanding, and entitled to vote on the Proposed Amendment.

4.   1,533,181 of said shares were represented at said meeting in person or by proxy.

5.   Article Sixth of the Articles of Incorporation of Idaho General Mines, Inc. was duly amended to read as follows:

"SIXTH – The total authorized capital stock of this corporation shall be $2,500,000.00 divided into 25,000,000 common shares having a par value of $.10 each."

1,521,481 shares were voted in favor of said amendment and 31,600 shares were voted against said amendment.

DATED this 14th day of March, 1985.

IDAHO GENERAL MINES, INC.
/s/ Piatt Hull, President
/s/ Melissa Scheffelmaier, Secretary

State of   )
) ss.
County of   )

I, Benjamin R. Simpson, a notary public, do hereby certify that on this 14th day of March, 1985, personally appeared before me Piatt Hull and Melissa Scheffelmaier, who being by me first duly sworn, declared that they are the President and Secretary of Idaho General Mines, Inc., that they signed the foregoing documents as President and Secretary of the corporation, and that the statements therein contained are true.

/s/ Benjamin R. Simpson
Notary Public for Idaho, Residing at Cataldo, Idaho
My Commission expires: Lifetime

No. 15281-1
Idaho General Mines, Inc.

Approved, filed and admitted to the corporation records of the State of Idaho March 18, 1985 at 9:14 a.m.
Filing Party: Hull, Hull & Branstetter

Exhibit (2)(ii)(a)

AMENDED BY-LAWS
OF IDAHO GENERAL MINES, INC.

ARTICLE I
STOCK AND STOCKHOLDERS

Section 1. The subscribers to the capital stock of this corporation shall be entitled to certificates for their shares, duly signed by the President and Secretary of the corporation and bearing the corporate seal. All certificates for stock shall be numbered consecutively and regularly as they are issued, and the Secretary shall keep a correct record of all issues or transfers of stock.

Section 2. Transfers of stock shall be made only upon the books of the corporation by the Secretary thereof, upon application of the stockholder, or his authorized agent or attorney.

Section 3. In event of the loss of any certificate for stock, the holder shall give notice thereof by publication in some newspaper printed and published in the State of Idaho, such notice to be given at least once a week for not less than four consecutive weeks. Upon proof of the giving of such required notice, the corporation may issue to said stockholder a new certificate in lieu of such lost certificate, or may in its discretion require from said stockholder a bond indemnifying said corporation from any loss which might result from the issuance of said new certificate.

Section 4. No transfers of stock shall be made upon the books of the corporation until all indebtedness to the corporation of the person in whose name such stock stands for assessments, calls, or otherwise has been paid.

Section 5. The regular annual meeting of the stockholders shall be held at the office of the corporation at its property near Kellogg, Idaho, Shoshone County, on the first Tuesday in May of each year at two (2) o'clock in the afternoon. Special meetings of the stockholders may be called by the Board of Directors whenever they may deem it advisable and may be held at the registered office or at any branch office of the corporation within or without the State of Idaho. Upon written consent of one third of the issued stock of such corporation, the Board of Directors shall be required to call a special meeting of the stockholders to meet within thirty days from the time such written request is served on any member of the Board of Directors.

Section 6. Notice of all meetings of stockholders shall be given by the Secretary, or other person authorized so to do, by mailing to each stockholder at his last known address a notice of said meeting, stating the time, place and purpose thereof.

Section 7. At all meetings of stockholders, members holding a majority of the subscribed capital stock of the corporation shall constitute a quorum for the transaction of business, but a less number than a quorum may adjourn from time to time.

Section 8. In the transaction of business at a stockholders' meeting, each share of stock shall be entitled to one vote by the bona fide holder thereof, either in person or by proxy.

Section 9. All proxies must be in writing and signed by the stockholder and filed with the Secretary of the corporation prior to voting.

Section 10. The books of the corporation shall be closed for the transfer or issuance of stock for at least ten days next preceding the date of any meeting of the stockholders.

Section 11.   In case of the failure for any reason to hold any regular annual meeting of stockholders or to elect directors thereat, such directors may be elected at any regularly called meeting of stockholders subsequent to such regular meeting.

Article II
BOARD OF DIRECTORS

Section 1.   The management of the affairs of this corporation shall be vested in a Board of five directors, who shall be elected by the stockholders at their regular annual meeting, or at any meeting held in lieu thereof, from among their number. Said directors shall serve for one year and until their successors are elected. Any bona fide holder of at least one thousand shares of stock in his own name is eligible to election as a member of said Board.

Section 2.   Immediately after their election the Board of Directors shall organize by the election of a President (who must be a member of the Board), a Vice-President, Secretary and Treasurer. One person may hold the offices of both Secretary and Treasurer. Such elective officers shall serve for one year, unless removed and until their successors are elected.

Section 3.   The Board of Directors shall have power to do and perform any and all acts and things necessary, convenient, expedient or which they deem advisable in the transaction of the business for which this corporation has been formed.

Section 4.   The regular annual meeting of the Board of Directors of the corporation shall be held at its principal place of business immediately after the adjournment of the regular annual stockholders' meeting, and shall be a meeting of the Directors elected at such annual meeting of stockholders.

Section 5.   Regular meetings of the Board of Directors shall be held on the first Tuesday of each month, at such time and place within or outside the State of Idaho as may time to time be decided upon by said Board.

Section 6.   Special meetings of the Board of Directors may be called by the President at such times as he shall deem it advisable. Or, upon the written request of two members of the Board, stating the purpose of such proposed meeting, the President must call a special meeting of the Board of Directors to meet within fifteen days from the date of such request.

Section 7.   Notice of all meetings of the Board of Directors shall be given by the Secretary by depositing in the post office, postage prepaid, at least five days previous to the date of such meeting, a notice in writing directed to each of said Directors at his last known address, notifying him of the time, place and purpose of said meeting; provided, however, that when all of the Directors are present at any meeting, however called or notified, and sign a written waiver of notice on the records of such meeting, the business transacted thereat shall be as valid as though transacted at a meeting regularly called and notified.

Section 8.   At all meetings of the Board of Directors three shall constitute a quorum for the transaction of business but a less number than a quorum may adjourn from time to time.

Section 9.   When vacancies occur in the Board of Directors from any cause whatsoever, the Board shall fill such vacancies from among the stockholders.

Section 10.   It shall be the duty of the Board of Directors at regular intervals to cause a report to be made to each of the stockholders giving in detail a true report of the business transactions of the corporation and a statement showing the financial conditions.

Article III
OFFICERS

Section 1.   The officers of this corporation shall be a President, Vice-President, Secretary and Treasurer who shall be elected by the Board of Directors at their annual meeting and shall hold their office for one year or until their successors are elected, unless removed for cause.

Section 2.   It shall be the duty of the President to preside at all meetings of directors and stockholders; to sign all stock certificates, all deeds and other instruments in writing made and entered into by the corporation, and to do and perform all other acts and things usually incident to the office of President or which shall be delegated to him by the Board of Directors. All of which said duties shall be discharged by the Vice-President in case of the absence or disability of the President. And in case of the absence at any meeting of the stockholders of both the President and Vice-President, a President, pro tempore, shall be chosen by the stockholders to preside at such meeting.

Section 3.   It shall be the duty of the Secretary to attend all meetings of the Board of Directors or stockholders and keep a record of all proceedings had thereat; to sign all stock certificates, and affix thereto the corporate seal; to attest all contracts, deeds and other instruments in writing executed by the corporation, and to affix thereto the corporation seal; to have the custody of the books, seal, contracts and documents of the corporation, and to discharge such other duties as pertain to said office.

In case of the absence of the Secretary from any meeting of the stockholders or directors, the directors or stockholders present thereat shall elect a Secretary, pro tempore.

Section 5.   It shall be the duty of the Treasurer to receive all moneys of the corporation and deposit the same in some bank to be designated by the Board of Directors, keeping a true record of all such receipts. All disbursements of corporate funds shall be made by checks signed by the Treasurer. The Treasurer shall be responsible to the Board of Directors for the faithful discharge of the duties of his office and may be by them required to furnish an undertaking for the faithful performance of such duties in an amount to be fixed and with sureties to be approved, by said Board of Directors.

Section 6.   When it shall be deemed expedient by the Board of Directors to appoint a manager for this corporation, such manager shall perform only such duties as may hereafter be fixed by such Board of Directors.

Section 7.   The officers shall receive such compensation for their services as may be allowed them by the Board of Directors.

Section 8.   The President, Secretary and Treasurer shall at least once every six months or oftener, if requested by the Board of Directors, render a full, complete and itemized report of their respective departments, which reports shall be submitted to the Board of Directors, and by such Board to the stockholders of the corporation.

Article IV

Section 1.   No debts shall be contracted by or in the name of this corporation, except by order of the Board of Directors, or by some officer of the corporation duly authorized by said Board of Directors to pledge the credit of said corporation.

Section 2.   At all meetings of directors r stockholders the order of business shall be as follows:
        Reading minutes of last meeting.
        Reading call for meeting.
        Special business for which meeting was called.
        Report of officers.
        Other business.

Section 3.   These by-laws may be repealed, or new by-laws may be adopted, at the annual meeting, or at any meeting of the stockholders called for that purpose by the Board of Directors, by a vote representing two-thirds of the subscribed capital stock; or said by-laws may be repealed or amended or new by-laws adopted by the Board of directors at any regular meeting, or at any meeting duly called therefore, by a vote representing two-thirds of the Board of Directors.

We, the undersigned Directors of Idaho General Mines, Inc., hereby certify that the above and foregoing By-laws constitute and are the By-laws of said corporation adopted by the holders of more than two-thirds of the subscribed capital stock of the corporation on the first day of December, 1925, and thereafter amended by the Board of Directors in special meeting held on the 15th day of October, 1938, all Directors of the corporation being present at said meeting and voting in favor of said amendments.

Dated this 9th day of December, 1967.

/s/	Albert M. Nash
/s/	Dale Lanphere
/s/	Unreadable
/s/	Harvey Shadduck

Exhibit (2)(ii)(b)

RESOLUTION AMENDING BY LAWS
IDAHO GENERAL MINES, INC.

The Special meeting of the Board of Directors of Idaho General Mines, Inc. was called to order at 10:30 a.m. at 416 River Street, Wallace, Idaho pursuant to notice on November 21, 2003 by the Chairman, Robert L. Russell. All Directors were present:

Robert L. Russell
John Benjamin
Norman Radford
Gene Pierson
David Russell, via telephone

A motion was made by Robert Russell and seconded by Norman Radford, to amend Article II, Section 5 of the bylaws to provide that the Board of Directors shall consist of not more than nine (9) members. Discussion was held and the vote of the directors was unanimous. Therefore, the bylaws shall be and are hereby amended to provide that board of Directors shall consist of not more than nine (9) members.

/s/ Robert L. Russell, President

Attest:

/s/ Michael K. Branstetter, Secretary

IDAHO GENERAL MINES, INC.
2003 STOCK OPTION PLAN

1.   Establishment and Purposes of the Plan. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant.

2.   Definitions. As used herein, the following definitions shall apply:

(a)"Administrator" means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

(b)   "Applicable Laws" means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any other country or jurisdiction where Options are granted under the Plan.

(c)   "Board" means the Board of Directors of the Company.

(d)   "Change in Control" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, a "Transaction") wherein the shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of a Transaction described in Section 2(u)(iii), the corporation or other business entity to which the assets of the Company were transferred (the "Transferee"), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Board shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive. Notwithstanding the preceding sentence, a Change in Control shall not include a distribution or transaction in which the voting stock of the Company or a Parent or Subsidiary is distributed to the shareholders of a Parent of such entity. Any change in ownership resulting from an underwritten public offering of the Common Stock or the stock of any Parent or Subsidiary shall not be deemed a change in control for any purpose hereunder.

(e)   "Code" means the Internal Revenue Code of 1986, as amended.

(f)   "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

(g)   "Common Stock" means the Common Stock of the Company.

(h) "Company" means Idaho General Mines, Inc., an Idaho corporation, or any successor thereof.

(i) "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company or a Parent or Subsidiary, provided that the identity of such person or the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act.

(j) "Director" means a member of the Board.

(k) "Disability" means total and permanent disability as defined in Section 2(e)(3) of the Code.

(l) "Employee" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 90th day of such leave, any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(m) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(n) "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market, The NASDAQ SmallCap Market of The NASDAQ Stock Market or on the NASDAQ supervised OTC Bulletin Board, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(o)   "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(p)   "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(q)   "Option" means a stock option granted pursuant to the Plan.

(r)   "Option Agreement" means a written or electronic agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(s)   "Optioned Stock" means the Common Stock subject to an Option.

(t)   "Optionee" means the holder of an outstanding Option granted under the Plan.

(u)   "Ownership Change Event" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

(v)   "Parent" means a "parent   corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(w)   "Plan" means this Stock Option Plan.

(x)   "Service Provider" means an Employee, Director or Consultant.

(y)   "Share" means a share of the Common Stock, as adjusted in accordance with Section 12 below.

(z)   "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.   Stock Subject to the Plan. Subject to the provisions of Section 12 of the Plan, the maximum aggregate number of Shares that may be subject to option and sold under the Plan is Three Million (3,000,000) Shares. The Shares may be authorized but unissued, or reacquired Common Stock.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon exercise of an Option, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of restricted stock issued pursuant to an Option are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan. However, except as adjusted pursuant to Section 12, in no event shall more than one million (1,000,000) Shares be available for issuance pursuant to the exercise of Incentive Stock Options (the "ISO Share Issuance Limit").

4.   Administration of the Plan.

(a)   The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws.

(b)   Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:

(i)to determine the Fair Market Value;

(ii)to select the Service Providers to whom Options may from time to time be granted hereunder;

(iii)   to determine the number of Shares to be covered by each such Option granted hereunder;

(iv)   to approve forms of agreement for use under the Plan;

(v)to determine the terms and conditions of any Option granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Option or the Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi)   to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(vii)   to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Optionees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable; and

(viii)   to construe and interpret the terms of the Plan and Options granted pursuant to the Plan.

(c)   Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Optionees.

5.   Eligibility. Nonstatutory Stock Options may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Limitations.

    (a) Incentive Stock Option Limit. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

    (b) At-Will Employment. Neither the Plan nor any Option shall confer upon any Optionee any right with respect to continuing the Optionee's relationship as a Service Provider with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate such relationship at any time, with or without cause, and with or without notice.

7. Term of Plan. Subject to shareholder approval in accordance with Section 18, the Plan shall become effective upon its adoption by the Board. Unless sooner terminated under Section 14, it shall continue in effect for a term of ten (10) years from the later of (i) the effective date of the Plan, or (ii) the date of the most recent Board approval of an increase in the number of shares reserved for issuance under the Plan.

8. Term of Option. The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than fifteen (15) in the case of a NonQualified Option and ten (10) years from the date of grant thereof in the case of an Incentive Stock Option. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

9. Option Exercise Price and Consideration.

    (a) Exercise Price. The per share exercise price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

        (i) In the case of an Incentive Stock Option

            (A) granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

            (B) granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

        (ii) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator.

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to an assumption or substitution of another option in connection with a merger or other corporate transaction.

(b) Forms of Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of, without limitations, (1) cash, (2) check, (3) promissory note, (4) other Shares, provided any Shares acquired from the Company, either directly or indirectly, (x) have been owned by the Optionee for more than six months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (5) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company. Notwithstanding the foregoing, the Administrator may permit an Optionee to exercise his or her Option by delivery of a full-recourse promissory note secured by the purchased Shares. The terms of such promissory note shall be determined by the Administrator in its sole discretion.

10.   Exercise of Option.

(a)   Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 12 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, such Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c) Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d) Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised within such period of time as is specified in the Option Agreement (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

11. Limited Transferability of Options. Unless determined otherwise by the Administrator, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee, only by the Optionee. Notwithstanding the foregoing, to the extent permitted by the Administrator, in its discretion, and set forth in the Option Agreement evidencing such Option, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in Rule 701 under the Securities Act and the General Instructions to Form S-8 Registration Statement under the Securities Act. In addition, any transferable Option shall contain additional terms and conditions as the Administrator deems appropriate.

12. Adjustments Upon Changes in Capitalization, Merger or Change in Control.

(a) Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number and type of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, the ISO Share Issuance Limit, and the number and type of Shares covered by each outstanding Option, as well as the price per Share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number or type of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of Shares subject to an Option.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Option shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control. In the event of a Change in Control, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If, in such event, the Option is not assumed or substituted, then the Optionee shall fully vest in and have the right to exercise this Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If this Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Optionee in writing or electronically that this Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and this Option shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option shall be considered assumed if, following the Change in Control, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each Share of Optioned Stock subject to the Option, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

13. Time of Granting Options. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option, or such later date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Option is so granted within a reasonable time after the date of such grant.

14. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Shareholder Approval. The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

15. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise of an Option, the Administrator may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

16. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

17. Reservation of Shares. The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

18.   Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Idaho General Mines, Inc. 2003 Stock Option Plan as duly adopted by the Board on _____..

Michael Branstetter, Secretary

IDAHO GENERAL MINES, INC.
2003 STOCK OPTION PLAN
STOCK OPTION AGREEMENT

No. _____

Unless otherwise defined herein, the terms defined in the Idaho General Mines, Inc. 2003 Stock Option Plan (the "Plan") shall have the same defined meanings in this Stock Option Agreement.

I.   NOTICE OF STOCK OPTION GRANT

      NAME:

      ADDRESS:

      The undersigned Optionee has been granted an Option to purchase Common Stock of the Company, subject to the terms and conditions of the Plan and this Option Agreement, as follows:

      Date of Grant

      Vesting Commencement

      Exercise Price per Share $

      Total Number of Options Granted

      Total Exercise Price $

      Type of Option: ___   Incentive Stock Option

                                 _ __   Nonstatutory Stock Option

      Term/Expiration Date:

Vesting Schedule:

This Option shall be exercisable, in whole or in part, according to the following vesting schedule:

This Option is vested according to the following schedule:.

Notwithstanding the foregoing and anything contrary in the Plan, following an assumption or substitution in connection with a Change in Control, if an Optionee's status as a Service Provider of the Company or the successor corporation is terminated by the Company or successor corporation as a result of an "Involuntary Termination" (as defined below)) within two (2) years following the Change in Control, the Optionee shall fully vest in and have the right to exercise the Option as to all of the Optioned Stock, including Shares as to which Optionee would not otherwise be vested or exercisable.

For this purpose, "Involuntary Termination" means (i) without Optionee's express written consent, a significant reduction of Optionee's duties, position or responsibilities relative to Optionee's duties, position or responsibilities in effect immediately prior to the Change in Control; (ii) without Optionee's express written consent, a substantial reduction, without good business reasons, of the facilities and perquisites (including office space and location) available to Optionee immediately prior to the Change in Control; (iii) without Optionee's express written consent, a material reduction by the Company of Optionee's base salary as in effect immediately prior to the Change in Control; (iv) without Optionee's express written consent, a material reduction by the Company in the kind or level of employee benefits to which Optionee is entitled immediately prior to the Change in Control with the result that Optionee's overall benefits package is significantly reduced (unless reductions comparable in amount and duration are concurrently made for all other employees of the Company with responsibilities, organizational level, and title comparable to the Optionee); (v) without Optionee's express written consent, the relocation of Optionee to a facility or a location more than fifty (50) miles from his location before the Change in Control; or (vi) any purported termination of Optionee other than for "Cause" (as defined below).

For this purpose, "Cause" means (i) any act of personal dishonesty taken by the Optionee in connection with his responsibilities as a Service Provider which is intended to result in personal enrichment of the Optionee; (ii) the Optionee's conviction of a felony; (iii) any act by the Optionee that constitutes material misconduct and is injurious to the Company; and (iv) continued violations by the Optionee of the Optionee's obligations to the Company after written notice from the Company of, and a reasonable opportunity to cure, such violations.

Termination Period:

This Option shall be exercisable for three months after Optionee ceases to be a Service Provider. Upon Optionee's death or Disability, this Option may be exercised for one year after Optionee ceases to be a Service Provider. In no event may Optionee exercise this Option after the Term/Expiration Date as provided above.

II. AGREEMENT

1. Grant of Option. The Plan Administrator of the Company hereby grants to the Optionee named in the Notice of Grant (the "Optionee"), an option (the "Option") to purchase the number of Shares set forth in the Notice of Grant, at the exercise price per Share set forth in the Notice of Grant (the "Exercise Price"), and subject to the terms and conditions of the Plan, which is incorporated herein by reference. Subject to Section 14(c) of the Plan, in the event of a conflict between the terms and conditions of the Plan and this Option Agreement, the terms and conditions of the Plan shall prevail.

If designated in the Notice of Grant as an Incentive Stock Option ("ISO"), this Option is intended to qualify as an Incentive Stock Option as defined in Section 422 of the Code. Nevertheless, to the extent that it exceeds the $100,000 rule of Code Section 422(d), this Option shall be treated as a Nonstatutory Stock Option ("NSO").

2. Exercise of Option.

(a) Right to Exercise. This Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Notice of Grant and with the applicable provisions of the Plan and this Option Agreement.

(b) Method of Exercise. This Option shall be exercisable by delivery of an exercise notice in the form attached as Exhibit A (the "Exercise Notice") which shall state the election to exercise the Option, the number of Shares with respect to which the Option is being exercised, and such other representations and agreements as may be required by the Company. The Exercise Notice shall be signed by the Optionee and accompanied by payment of the aggregate Exercise Price as to all Exercised Shares. The Exercise Notice must be delivered in person, by certified or registered mail, return receipt requested, by confirmed facsimile transmission, or by such other means as the Company may permit, to the Chief Financial Officer of the Company, or other authorized representative of the Company. This Option shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by the aggregate Exercise Price.

(c) Requirement of Advance Notice. For so long as the provisions of this Section 2(c) are in effect, the Optionee shall deliver the Exercise Notice to the Company at least five (5) days prior to the date on which such exercise is proposed to be effective (the "Proposed Exercise Date") and at least five (5) days prior to the termination of the Option. In addition to the requirements stated in Section 2(b), the Exercise Notice shall state the Proposed Exercise Date, and the Option shall be deemed to be exercised on the Proposed Exercise Date. Except as otherwise permitted by the Company, the Optionee's failure to comply with the requirements of this Section 2(c) shall extend the Proposed Exercise Date to a date at least five (5) days following the Company's receipt of an Exercise Notice which complies in full with the requirements of Sections 2(b) and 2(c). If the Proposed Exercise Date, as extended pursuant to the preceding sentence, would follow the termination of the Option, the Option shall terminate at the time provided in this Stock Option Agreement. The provisions of this Section 2(c) shall terminate upon the first day after the occurrence of any one of the following events: (i) Optionee and Company otherwise agree in writing, or (ii) twelve months following an underwritten public offering of the Common Stock, or (iii) a Change in Control.

No Shares shall be issued pursuant to the exercise of an Option unless such issuance and such exercise complies with Applicable Laws. Assuming such compliance, for income tax purposes the Shares shall be considered transferred to the Optionee on the date on which the Option is exercised with respect to such Shares.

3. Optionee's Representations. In the event the Shares have not been registered under the Securities Act of 1933, as amended, at the time this Option is exercised, the Optionee shall, if required by the Company, concurrently with the exercise of all or any portion of this Option, deliver to the Company his or her Investment Representation Statement in the form attached hereto as Exhibit B.

(a) Lock-Up Period. Optionee hereby agrees that Optionee shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Stock (or other securities) of the Company or enter into any swap, hedging or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Common Stock (or other securities) of the Company held by Optionee (other than those included in the registration) for a period specified by the representative of the underwriters of Common Stock (or other securities) of the Company not to exceed one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act.

(b) Optionee agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities) of the Company, Optionee shall provide, within ten (10) days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Securities Act. The obligations described in this Section shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a Commission Rule 145 transaction on Form S-4 or similar forms that may be promulgated in the future. The Company may impose stop-transfer instructions with respect to the shares of Common Stock (or other securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period. Optionee agrees that any transferee of any Option shall be bound by this Section.

4. Method of Payment. Payment of the aggregate Exercise Price shall be by any of the following, or a combination thereof, at the election of the Optionee:

      (a)   cash or check;

      (b)   surrender of other Shares which, (i) in the case of Shares acquired from the Company, either directly or indirectly, have been owned by the Optionee for more than six (6) months on the date of surrender, and (ii) have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Exercised Shares; or

(c) This option may also be exercised by means of a "cashless exercise" in which the Optionee shall be entitled to receive a certificate for the number of option shares equal to the quotient obtained by dividing [(A-B)(X)] by A where:

A= closing price of the Company's shares on the Trading Day immediately preceeding the date of such election

B=The exercise Price of this Option, as adjusted; and

X=The number of Option Shares issuable upon exercise of this Option in accordance with the terms of this Option by means of a cash exercise rather than a cashless exercise.

5.   Restrictions on Exercise. This Option may not be exercised until such time as the Plan has been approved by the shareholders of the Company, or if the issuance of such Shares upon such exercise or the method of payment of consideration for such shares would constitute a violation of any Applicable Law.

6.   Non-Transferability of Option. Except with the prior, express written permission of the Administrator, this Option may not be transferred in any manner otherwise than by will or by the laws of descent or distribution and may be exercised during the lifetime of Optionee only by Optionee. The terms of the Plan and this Option Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of the Optionee.

7.   Term of Option. This Option may be exercised only within the term set out in the Notice of Grant, and may be exercised during such term only in accordance with the Plan and the terms of this Option.

8.   Tax Obligations.

(a)   Withholding Taxes. Optionee agrees to make appropriate arrangements with the Company (or the Parent or Subsidiary employing or retaining Optionee) for the satisfaction of all Federal, state, local and foreign income and employment tax withholding requirements applicable to the Option exercise. Optionee acknowledges and agrees that the Company may refuse to honor the exercise and refuse to deliver Shares if such withholding amounts are not delivered at the time of exercise.

(b)   Notice of Disqualifying Disposition of ISO Shares. If the Option granted to Optionee herein is an ISO, and if Optionee sells or otherwise disposes of any of the Shares acquired pursuant to the ISO on or before the later of (1) the date two years after the Date of Grant, or (2) the date one year after the date of exercise, the Optionee shall immediately notify the Company in writing of such disposition. Optionee agrees that Optionee may be subject to income tax withholding by the Company on the compensation income recognized by the Optionee.

9.   Entire Agreement; Governing Law. The Plan is incorporated herein by reference. The Plan and this Option Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and may not be

modified adversely to the Optionee's interest except by means of a writing signed by the Company and Optionee. This agreement is governed by the internal substantive laws but not the choice of law rules of Washington.

10. No Guarantee of Continued Service. OPTIONEE ACKNOWLEDGES AND AGREES THAT THE VESTING OF SHARES PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUING AS A SERVICE PROVIDER AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THIS OPTION OR ACQUIRING SHARES HEREUNDER). OPTIONEE FURTHER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH HEREIN DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS A SERVICE PROVIDER FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND SHALL NOT INTERFERE IN ANY WAY WITH OPTIONEE'S RIGHT OR THE COMPANY'S RIGHT TO TERMINATE OPTIONEE'S RELATIONSHIP AS A SERVICE PROVIDER AT ANY TIME, WITH OR WITHOUT CAUSE.

Optionee acknowledges receipt of a copy of the Plan and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts this Option subject to all of the terms and provisions thereof. Optionee has reviewed the Plan and this Option in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Option and fully understands all provisions of the Option. Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan or this Option. Optionee further agrees to notify the Company upon any change in the residence address indicated below.

OPTIONEE   IDAHO GENERAL MINES, INC.

Signature   By Robert L. Russell, President

Print Name

Residence Address:

EXHIBIT A
STOCK OPTION PLAN
EXERCISE NOTICE

Idaho General Mines, Inc.
416 River Street
P.O. Box 709
Wallace, ID 83873-1154

Attention: STOCK OPTION PLAN ADMINISTRATOR

    1.   Exercise of Option. Effective as of today, _____, the undersigned ("Optionee") hereby elects to exercise Optionee's option to purchase _____ shares of the Common Stock (the "Shares") of Idaho General Mines, Inc. (the "Company") under and pursuant to the Idaho General Mines, Inc. Stock Option Plan (the "Plan") and the Stock Option Agreement dated as of _____, 2003 (the "Option Agreement").

    2.   Delivery of Payment. Purchaser herewith delivers to the Company the full purchase price of the Shares, as set forth in the Option Agreement, and any and all withholding taxes due in connection with the exercise of the Option.

    3.   Representations of Optionee. Optionee acknowledges that Optionee has received, read and understood the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions.

    4.   Rights as Shareholder. Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Shares shall be issued to the Optionee as soon as practicable after the Option is exercised in accordance with the Option Agreement. No adjustment shall be made for a dividend or other right for which the record date is prior to the date of issuance except as provided in Section 12 of the Plan.

    5.   Tax Consultation. Optionee understands that Optionee may suffer adverse tax consequences as a result of Optionee's purchase or disposition of the Shares. Optionee represents that Optionee has consulted with any tax consultants Optionee deems advisable in connection with the purchase or disposition of the Shares and that Optionee is not relying on the Company for any tax advice.

    6.   Restrictive Legends and Stop-Transfer Orders.

        (a)   Legends. Unless the Shares received upon exercise of the Option have been registered under the Securities Act of 1933, (it being understood that the company is not obligated to register such Shares), the Optionee understands and agrees that the Company shall cause the legends set forth below or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the Shares together with any other legends that may be required by the Company or by state or federal securities laws:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COMPANY COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.

(b) Stop-Transfer Notices. Optionee agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(c) Refusal to Transfer. The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Exercise Notice or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so transferred.

8. Successors and Assigns. The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this Exercise Notice shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Exercise Notice shall be binding upon Optionee and his or her heirs, executors, administrators, successors and assigns.

9. Interpretation. Any dispute regarding the interpretation of this Exercise Notice shall be submitted by Optionee or by the Company forthwith to the Administrator which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Administrator shall be final and binding on all parties.

10. Governing Law; Severability. This Exercise Notice is governed by the internal substantive laws but not the choice of law rules, of Idaho.

11. Entire Agreement. The Plan and Option Agreement are incorporated herein by reference. This Exercise Notice, the Plan and the Option Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Optionee with respect to the subject matter hereof, and may not be modified adversely to the Optionee's interest except by means of a writing signed by the Company and Optionee.

Submitted by:	Accepted by:
OPTIONEE	IDAHO GENERAL MINES, INC.
Signature	By
Print Name	Title
Address:	Address:
	Date Received

Exhibit (12)(i)

IDAHO GENERAL MINES, INC.
CODE OF ETHICS FOR PRESIDENT, CEO AND SENIOR FINANCIAL OFFICERS

1.   The President, CEO and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the SEC. Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of the Disclosure Committee (or in the event that the Company has not established a Disclosure Committee, to the Board of Directors) any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Disclosure Committee in fulfilling its responsibilities.

2.   The President, CEO and each senior financial officer shall promptly bring to the attention of the Disclosure Committee and the Audit Committee (or in the event that the Company has not established an audit committee, to the Board of Directors) any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

3.   The President, CEO and each senior financial officer shall promptly bring to the attention of the General Counse, President, or the CEO and to the Audit Committee any information he or she may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

4.   The President, CEO and each senior financial officer shall promptly bring to the attention of the General Counsel, President, or the CEO and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of these procedures.

5.   The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of these procedures by the President, CEO and the Company's senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to these procedures, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual's employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in questions had committed other violations in the past.

Exhibit (12)(ii)

AUDIT COMMITTEE PRE-APPROVAL POLICY

I.   STATEMENT OF PRINCIPLES

The Audit Committee (or if no Audit Committee has been appointed, the entire Board of Directors performing the function of the Audit Committee) is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor's independence. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee.

The appendices to this Policy, which are for illustrative purposes only, describe the Audit, Audit-related, Tax and All Other services that have the general pre-approval of the Audit Committee. The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. The Audit Committee will annually review and pre-approve the services that may be provided by the independent auditor without obtaining specific pre-approval from the Audit Committee. The Audit Committee will revise the list of general pre-approved services from time to time, based on subsequent determinations. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

II.   DELEGATION

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

III.   AUDIT SERVICES

The annual Audit services engagement terms and fees will be subject to the specific pre-approval of the Audit Committee. The Audit Committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other matters.

In addition to the annual Audit services engagement specifically approved by the Audit Committee, the Audit Committee may grant general pre-approval for other Audit services, which are those services that only the independent auditor reasonably can provide. The Audit Committee has pre-approved the Audit services listed in Appendix A. All other Audit services not listed in Appendix A must be specifically pre-approved by the Audit Committee.

IV.   AUDIT-RELATED SERVICES

Audit-related services are assurances and related services that are reasonably related to the performance of the audit or review of the Company's financial statements or that are traditionally performed by the independent auditor. The Audit Committee believes that the provision of Audit-related services does not impair the independence of the auditor, and has pre-approved the Audit-related services listed in Appendix B. All other Audit-related services not listed in Appendix B must be specifically pre-approved by the Audit Committee.

V.   TAX SERVICES

The Audit Committee believes that the independent auditor can provide Tax services to the Company such as tax compliance, tax planning and tax advice without impairing the auditor's independence. However, the Audit Committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations. The Audit Committee has pre-approved the Tax services listed in Appendix C. All Tax services involving large and complex transactions not listed in Appendix C must be specifically pre-approved by the Audit Committee.

VI.   ALL OTHER SERVICES

The Audit Committee may grant general pre-approval to those permissible non-audit service classified as All Other services that it believes are routine and recurring services, and would not impair the independence of the auditor. The Audit Committee has pre-approved the All Other services listed in Appendix D. Permissible All Other services not listed in Appendix D must be specifically pre-approved by the Audit Committee.

VII.   PRE-APPROVAL FEE LEVELS

Pre-approval fee levels for all services to be provided by the independent auditor will be established annually by the Audit Committee. Any proposed services exceeding these levels will require specific pre-approval by the Audit Committee.

VIII.   PROCEDURES

Requests or applications to provide services that require specific approval by the Audit Committee will be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer, or the person performing such function for the Company, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence.

APPENDIX A

Pre-Approved Audit Services for Fiscal Year 2003

Dated: December 15, 2003

Service	Range of Fees
Statutory audits or financial audits for subsidiaries or affiliates of the Company	$5000 Annual
Services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings (e.g., comfort letters, consents) and assistance in responding to SEC comment letters	$2000 Annual
Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASB, of other regulatory or standard settling bodies (Note: Under SEC rules, some consultations may be "audit-related" services rather than "audit" services)	$2500 Annual

Appendix B

Pre-Approved Audit-Related Services for Fiscal Year 2003

Dated: December 15, 2003

__Service__	__Range of Fees__
Due diligence services pertaining to potential business acquisitions/disposition	$10,000 Annual
Financial statement audits of employee benefit plans	N/A
Agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporti g matters.	$1000 Annual
Internal control reviews and assistance with internal control reporting requirements.	Included in annual audit fee
Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASC, or other regulatory or standard-setting bodies (Note: Under SEC rules, some consultations may be "audit" services rather than "audit-related" services)	$1000 Annual
Attest services not required by statute or regulation	N/A

Appendix C

Pre-Approved Tax Services for Fiscal Year 2003

Dated: December, 2003

Service	Range of Fees
U.S. federal, state and local tax planning and advice	$2000 Annual
U.S. federal, state and local tax compliance	Included Above
International tax planning and advice	N/A
International tax compliance	N/A
Review of federal, state, local and international income, franchise, and other tax returns	$2000

Appendix D

Pre-Approved All Other Services for Fiscal Year 2003

Dated: December, 2003

<u>Service</u>	<u>Range of Fees</u>
Contingency	$10,000

Exhibit 1

Prohibited Non-Audit Services

(1)   Bookkeeping or other services related to the accounting records of financial statements of the audit client, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(2)   Financial information systems design and implementation, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(3)   Appraisal or valuation services, fairness opinions or contribution-in-kind reports, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(4)   Actuarial services, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(5)   Internal audit outsourcing services, unless it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client's financial statements.

(6)   Management functions

(7)   Human resources

(8)   Broker-dealer, investment adviser or investment banking services

(9)   Legal services

(10)   Expert services unrelated to the audit